UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release   ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND YEAR
ENDED 31 DECEMBER 2010 PREPARED IN ACCORDANCE WITH IFRS



Report

for the quarter and year ended 31 December 2010

Group results for the quarter….

- ❖ Adjusted headline earnings, excluding accelerated hedge buy-back costs, $294m.
- ❖ Hedge book eliminated, giving full exposure to gold price from 7 October.
- ❖ Net debt of $1.3bn, better than pro-forma guidance due to robust cash generation.
- ❖ Production of 1.148Moz at a total cash cost of $672/oz; both improved on guidance.
- ❖ Strong performances from West Wits, Cerro Vanguardia and Siguiri.
- ❖ Australasia region delivers strong performance of 102,000oz, with significant cost improvement.
- ❖ Uranium production of 374,000lbs.
- ❖ Tropicana project approved for development after successful feasibility study.
- ❖ Strong safety performance in fourth quarter with no fatal accidents.

For the year….

- ❖ Adjusted headline earnings, excluding accelerated hedge buy-back costs, $787m.
- ❖ Production of 4.52Moz at a total cash cost of $638/oz; within exchange-rate adjusted guidance.
- ❖ Uranium production of 1.46Mlbs on continued strong grade and recovery performance.
- ❖ Geita, Cripple Creek and South Africa turnarounds successfully executed.
- ❖ Final dividend of 80 South African cents per share (approximately 11 US cents per share), declared, resulting in a total dividend of 145 South African cents per share (approximately 20 US cents per share) for the 2010 year.

		Quarter		Year		Quarter		Year	
		ended Dec 2010	ended Sep 2010	ended Dec 2010	ended Dec 2009	ended Dec 2010	ended Sep 2010	ended Dec 2010	ended Dec 2009
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**35,703**	36,129	140,418	143,049	**1,148**	1,162	4,515	4,599
Price received [1]	- R/kg / $/oz	**99,671**	(47,750)	135,862	201,805	**452**	(239)	561	751
Price received excluding hedge buy-back costs [1]	- R/kg / $/oz	**303,454**	267,707	271,018	246,048	**1,372**	1,141	1,159	925
Total cash costs	- R/kg / $/oz	**148,474**	151,007	149,577	136,595	**672**	643	638	514
Total production costs	- R/kg / $/oz	**201,465**	187,695	190,889	171,795	**912**	800	816	646
Financial review									
Adjusted gross (loss) profit [2]	- Rm / $m	**(3,718)**	(8,670)	(8,027)	3,686	**(540)**	(1,229)	(1,191)	412
Adjusted gross profit excluding hedge buy-back costs [2]	- Rm / $m	**3,598**	2,969	10,927	10,001	**522**	408	1,507	1,209
Profit (loss) attributable to equity shareholders	- Rm / $m	**404**	443	637	(2,762)	**56**	51	76	(320)
	- cents/share	**105**	120	171	(765)	**15**	14	20	(89)
Adjusted headline loss [3]	- Rm / $m	**(5,263)**	(8,389)	(12,210)	(211)	**(764)**	(1,184)	(1,758)	(50)
	- cents/share	**(1,368)**	(2,277)	(3,283)	(58)	**(199)**	(321)	(473)	(14)
Adjusted headline earnings excluding hedge buy-back costs [3]	- Rm / $m	**2,026**	2,184	5,652	5,795	**294**	303	787	708
	- cents/share	**527**	593	1,520	1,604	**76**	82	212	196
Cash flow from operating activities excluding hedge buy-back costs	- Rm / $m	**5,076**	3,238	12,603	10,096	**679**	424	1,669	1,299
Capital expenditure	- Rm / $m	**2,572**	1,855	7,413	8,726	**365**	253	1,015	1,027

Notes: *1. Refer to note C "Non-GAAP disclosure" for the definition.*
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

ANGLOGOLD ASHANTI

Quarter 4 2010

Operations **at a glance**

for the quarter ended 31 December 2010

	Production		Total cash costs		Adjusted gross profit (loss) excluding hedge buy-back costs [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m Variance [2]
SOUTH AFRICA	**476**	-	**616**	4	**239**	50
Great Noligwa	**34**	(6)	**915**	7	**6**	3
Kopanang	**78**	(1)	**658**	(1)	**33**	11
Moab Khotsong	**76**	(8)	**669**	22	**16**	(7)
Tau Lekoa	**-**	(100)	**-**	(100)	**-**	(1)
Mponeng	**143**	4	**485**	2	**106**	22
Savuka	**11**	38	**885**	16	**4**	2
TauTona	**81**	14	**645**	(12)	**33**	19
Surface Operations	**52**	(2)	**536**	28	**42**	4
CONTINENTAL AFRICA	**374**	-	**790**	9	**141**	32
Ghana						
Iduapriem	**58**	2	**746**	30	**25**	3
Obuasi	**66**	(12)	**949**	14	**10**	6
Guinea						
Siguiri - Attributable 85%	**71**	15	**687**	(2)	**44**	19
Mali						
Morila - Attributable 40% [3]	**24**	4	**760**	(4)	**14**	5
Sadiola - Attributable 41% [3]	**29**	(3)	**783**	26	**15**	(1)
Yatela - Attributable 40% [3]	**9**	(10)	**1,386**	4	**(3)**	(1)
Namibia						
Navachab	**28**	22	**748**	-	**17**	10
Tanzania						
Geita	**90**	(3)	**749**	6	**26**	1
Non-controlling interests, exploration and other					**(5)**	(9)
AUSTRALASIA	**102**	10	**894**	(16)	**41**	46
Australia						
Sunrise Dam	**102**	10	**860**	(19)	**44**	49
Exploration and other					**(4)**	(4)
AMERICAS	**196**	(10)	**465**	7	**125**	(9)
Argentina						
Cerro Vanguardia - Attributable 92.50%	**50**	4	**357**	(5)	**39**	13
Brazil						
AngloGold Ashanti Brasil Mineração	**85**	(9)	**460**	11	**32**	(23)
Serra Grande - Attributable 50%	**19**	(5)	**509**	9	**13**	3
United States of America						
Cripple Creek & Victor	**42**	(25)	**558**	13	**27**	(2)
Non-controlling interests, exploration and other					**14**	-
OTHER					**2**	(2)
Sub-total	**1,148**	(1)	**672**	5	**548**	117
Equity accounted investments included above					**(26)**	(3)
AngloGold Ashanti					**522**	114

[1] Refer to note B "Non-GAAP disclosure" for the definition. [3] Equity accounted joint ventures.

[2] Variance December 2010 quarter on September 2010 quarter - increase (decrease).

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER

FINANCIAL AND CORPORATE REVIEW

As previously announced, AngloGold Ashanti eliminated its hedge book on 7 October 2010, ending the contractual sale of a portion of its production at discounts to market prices. The company now has full exposure to the price of gold, which increases its potential for cash-flow generation and earnings. Of the $2.64bn spent to undertake this final restructuring of the hedge book, which straddled September and October, $1.58bn was spent in the third quarter and the remaining $1.06bn in October of the fourth quarter.

Turning to the balance sheet, strong cash generation during the quarter and the year left the company with a net debt level (excluding the mandatory convertible bonds) of $1.3bn, better than guidance of $1.7bn given on 11 November. Debt maturities are well spread and range from three to 30 years.

Adjusted headline earnings, excluding the hedge buy-back and related costs, were $294m, or 76 US cents a share, compared with $303m, or 82 US cents the previous quarter. The result is especially significant, given that the third quarter earnings were boosted by a once-off tax credit of $82m. The company generated cash flow from operations, excluding hedge buy back costs, of $679m.

After taking account of the hedge buy back costs, the company posted an adjusted headline loss of $764m for the quarter and a profit attributable to ordinary shareholders of $56m.

OPERATING RESULTS

Production and total cash costs for the three months to 31 December were both within the guidance set by the company. Production over the period was 1.148Moz, following the sale of the Tau Lekoa mine, compared to 1.162Moz the previous quarter. Total cash costs rose 5% to $672/oz, during a quarter again characterized by significant appreciation in the Brazilian real, the Australian dollar and the South African rand. Strong production performances were delivered by several key operations, including the West Wits mines in South Africa, Sunrise Dam in Australia, Siguiri in Guinea, Navachab in Namibia and Cerro Vanguardia in Argentina. Uranium production was 374,000lbs, compared to 389,000lbs in the third quarter.

Guidance for the fourth quarter was 1.14Moz at a total cash cost of $675/oz, assuming an average exchange rate of R6.75/$ and $640/oz assuming a weaker rand at R7.25/$. This compares to an average realised exchange rate of R6.88/$ over the quarter.

SAFETY

AngloGold Ashanti delivered a fatality free performance for only the second time in the company's history. This demonstrates not only the strides made in changing working practices and attitudes toward safety by every member in the organisation, but also the possibility to work safely at depth. This achievement provides powerful motivation to redouble efforts to eliminate injuries from the workplace. The all-injury frequency rate ended the year at 11.5 per million hours worked - an improvement of 11% on the level of 2009. AngloGold is in the process of implementing a new procedure for accident investigation and incident management, as well as an electronic Workplace Management Reporting System (WMRS) across all operations to improve incident analysis. This will create a platform from which specific initiatives can be developed to drive further improvements in safety.

OPERATING REVIEW

The **South Africa** operations produced 476,000oz at a total cash cost of $616/oz in the fourth quarter of 2010, compared with 478,000oz at a total cash cost of $594/oz the previous quarter. The performance was driven by another strong set of results from the core operations, with rand-denominated costs improving by 2% from the previous quarter as management continued to focus on improving safety and productivity. The success of the business improvement interventions made in the region are evident in overall productivity figures for AngloGold Ashanti's South African mines, which are 14% higher in the fourth quarter, compared with the same period in 2009. At the West Wits operations, Mponeng, the company's largest mine, output increased by 4% to 143,000oz due to increased tonnages resulting from fewer safety related stoppages and improved tramming efficiencies. The neighbouring TauTona mine delivered a 14% rise in production to 81,000oz, driven by improved grade from higher face values, together with increased flexibility across its high grade areas. At the Vaal River operations, production from Moab Khotsong declined by 8% to 76,000oz due to grade challenges arising from ore dilution and the overall mining mix. Costs rose 22% to $669/oz. Following a successful effort in returning Great Noligwa to profitability, production declined 6% to 34,000oz because of an increase in off-reef mining necessitated by the geological structure encountered during the period. Kopanang's output was marginally lower at 78,000oz as lower volumes were mined. The Surface operations, which replaced Tau Lekoa feed with marginal ore, had a 2% decrease in production to 52,000oz.

The **Continental Africa** operations produced 374,000oz at a total cash cost of $790/oz in the fourth quarter of 2010, compared with 373,000oz at a total cash cost of $725/oz the previous quarter. Geita's production declined by 3% to 90,000oz mainly due to fewer tons of higher grade material processed compared with the previous quarter, although this was partly offset by an increase in overall tonnage throughput. Total cash costs increased by 6% to $749/oz. Production from Iduapriem rose 2% to 58,000oz following improvements to plant availability and utilisation, which offset lower grade. The 30% rise in cash costs followed an increase in the 2010 electricity tariff which was effected in the fourth quarter.

At Obuasi, the high level taskforce appointed in November, started work to define the long-term turnaround strategy for the operation, which continued to be challenged by poor blasting fragmentation and restricted ore passes, in addition to an unplanned plant shutdown for maintenance on the tailings facility. Production declined by 12% to 66,000oz and costs, also impacted by the higher power price, rose 14% to $949/oz. In Guinea, Siguiri's production rose by 15% to 71,000oz as conveyor belt modifications and consistent feed of dry ore drove higher tonnage throughput. Total cash costs decreased by 2% to $687/oz. Mali continued to deliver strong operational free cashflow to the business. Production from Morila rose 4% to 24,000oz at an improved total cash cost of $760/oz. At Yatela, output fell 10% to 9,000oz due to the lower grade ore stacked during previous periods. Lower recovered grade at Sadiola led to a 3% drop in production to 29,000oz. Costs increased by 26% to $783/oz as new sources of ore were accessed. In Namibia, Navachab's production jumped by 22% to 28,000oz as higher-grade ore was mined from the base of the pit, along with higher overall tonnages and improved performance from the operations at the bottom of the main pit and the benefits of the dense-media-separator (DMS plant).

The **Americas** operations produced 196,000oz at a total cash cost of $465/oz in the fourth quarter of 2010, compared with 218,000oz at a total cash cost of $433/oz the previous quarter. Cerro Vanguardia, in Argentina, delivered yet another strong operating quarter with a 4% rise in production to 50,000oz due to an increase in tonnages mined. Silver credits and the weaker peso helped offset higher fuel consumption and accelerating inflation in Argentina with total cash costs dropping 5% to $357/oz. At Cripple Creek & Victor in the United States, production fell by 25% as planned, to 42,000oz due to stacking ore on higher sections of the pad. Cash cost rose 13% to $558/oz. At AngloGold Ashanti Brasil Mineração, production was 9% lower at 85,000oz due to lower grades and a drop in tonnages caused by the performance of the Cuiabá fleet and geomechanical problems which affected the Queiroz plant. The 11% increase in cash costs to $460/oz reflects the stronger real as well as higher maintenance costs and lower by-product credits. Serra Grande's production was 5% lower at 19,000oz reflecting lower grades as expected, while costs climbed 9%.

Australasia produced 102,000oz at a total cash cost of $894/oz in the fourth quarter of 2010, compared with 93,000oz at a total cash cost of $1,064/oz the previous quarter. Sunrise Dam, the only operating mine in the region, delivered a significant increase in both ore tonnage and grades from the underground section of the operation. The economies of scale achieved helped drive down unit costs. Total cash costs improved 16% from the previous quarter which included a lower non-cash deferred stripping charge of $160/oz.

PROJECTS

AngloGold Ashanti incurred capital expenditure of $365m during the quarter, of which $95m was spent on growth projects. Of the growth-related capital, $54m was spent in the Americas, $14m was spent in Continental Africa, $3m in Australasia and $23m in South Africa.

Detailed engineering work for the refurbishment of the São Bento plant, at the Córrego do Sítio project in Brazil's Minas Gerais state, remains on schedule. Manufacturing of the autoclave was also completed on schedule and the unit was delivered in January 2011. Mine stopes and underground infrastructure were completed on time in preparation for the beginning of ramp-up activities in December. The Lamego mine reached full production at the end of the fourth quarter as planned, with completion of the main surface facilities expected at the end of April 2011. Of the 11,884m drilled at AngloGold Ashanti Córrego do Sítio Mineraçáo, the majority was at Córrego do Sítio II.

In the Democratic Republic of Congo, significant progress was made on the Kibali joint venture, operated by AngloGold Ashanti's joint venture partner Randgold Resources. The project team has largely been assembled, with the appointments of the project manager, construction manager, cost engineer and financial controller. Good progress has been made on determining the hydropower strategy, with environmental impact assessments now underway, while procurement of items necessary for site establishment started ahead of schedule. Road infrastructure critical to development of the project, was completed, including a network of 28km in the site and surrounding communities and the 179km stretch between the towns of Aru and Doko, a key staging point for Kibali's construction. The commute between these communities, which in the past could take several days during the rainy season, has been cut to three hours.

Work continued on completion of a feasibility study on the Mongbwalu project, which is due for submission to the boards of AngloGold Ashanti and Okimo, the DRC's state-owned gold company and the 13.78% partner on the project, during the first quarter of 2011.

In Australia, the bankable feasibility study for the Tropicana project was completed, presented to the joint venture partners AngloGold Ashanti (70%) and Independence Group NL (30%), and approved by their boards in November, paving the way for the project's development. Primary state and federal environmental approvals were received during the quarter. AngloGold Ashanti plans to announce appointment of the EPCM and open-pit mining contract during the first quarter of 2011. Detailed design of the plant and infrastructure construction will commence in 2011, with construction of the 220km site access road the first major contract. Exploration of the Havana Deeps and Boston Shaker areas continued with a feasibility study of open pit mining at Boston Shaker approved during the quarter. A decision on advancing Havana Deeps to pre-feasibility stage is also expected in the March 2011 quarter.

EXPLORATION

Total exploration expenditure during the fourth quarter, inclusive of expenditure at equity accounted joint ventures, was $65m ($23m on brownfield, $26m on greenfield and $16m on pre-feasibility studies), compared with $72m the previous quarter ($28m on brownfield, $19m on greenfield and $25m on pre-feasibility studies). The following are highlights from the company's exploration activities during the quarter. More detail on AngloGold Ashanti's exploration programme can be found at www.anglogoldashanti.com.

During the quarter 58,823m of greenfield exploration drilling was completed at existing priority sites and used to delineate new targets in Australia, Canada, Guinea, Gabon, Colombia and the Solomon Islands. This compares with 98,000m the previous quarter.

In **Australia**, exploration in the Tropicana joint venture (JV) during the quarter focused on reverse circulation and diamond drill testing of targets adjacent to the project resource. The Boston Shaker resource lies 360m north of the Tropicana open pit resource and has been tested to a maximum vertical depth of 230m. A full feasibility study on Boston Shaker started in September 2010, with exploration drilling suggesting potential for expansion of the open pit resource determined in the scoping study. Significant results included: 8.0m @ 8.08 g/t Au from 242m, 6m @ 6.54 g/t Au from 82m, 13m @ 3.66 g/t Au from 33m, 11m @ 3.34 g/t Au from 48m and 16m @ 4.88 g/t Au from 397m. An underground scoping study on Havana Deeps was completed in October 2010 and indicates potential viability of underground mining outside the Havana open pit resource. Drill holes targeting Havana Deeps returned further significant results, including: 9m @ 11.7 g/t Au from 462m, 11m @ 11.2 g/t Au from 416m and 10m @ 14.5 g/t Au from 374m.

At the Saxby JV with Falcon Minerals in northwest Queensland, geochemical results were returned for all samples from the 4,000m programme of five pre-collared diamond drill holes completed in mid-2010. A high-grade gold intersection of 15m @ 9.09 g/t Au from 701m was returned and further check assays are pending.

In the **Solomon Islands**, exploration activities continued at the Kele and Mase JVs with XDM Resources. At Kele, about 1,515m of diamond drilling was completed in the quarter, along with mechanical trenching and geochemical sampling focussed on the Babatia and Vulu prospects. Best results from the drilling at Kele included 15.5m @ 7.89 g/t Au and 30.2m @ 2.74 g/t Au from argillic alteration zones. Best results from trenching include 25m @ 3.1g/t Au and 9m @ 2.99 g/t Au. At Mase, about 985m of diamond drilling was completed.

In the **Americas**, drilling was undertaken at four regions in Colombia. Exploration continued at the La Colosa project in Colombia, where three rigs are now in operation, while 3,477m was drilled at the Gramalote deposit. Additional sampling and mapping was conducted at the Quebradona property, while an extensive ground IP survey was completed at Loma Esperanza anomaly. Encouraging results from infill soil sampling were received from the Falcão JV with Horizonte Minerals in Brazil's southern Para state. In Argentina, a scout RC drill programme at the La Volcan prospect for a total of 1,794m in 12 holes. Assay results included some narrow mineralised quartz zones with up to 3 g/t Au and 40 g/t Au. Deeper diamond drilling is warranted to test anticipated higher Au grade horizons of the mineralised system.

In **Continental Africa**, regional exploration in the DRC continued on the 5,487km² Kilo project, owned by Ashanti Goldfields Kilo (AGK), in which AngloGold Ashanti has a 86.22% stake and Okimo 13.78%. Regional exploration initiatives, including a 5,000m diamond drilling programme over key targets, commenced to test mineralisation in and around intrusive bodies at the Mount Tsi prospect. The first phase of a regional reconnaissance sampling and mapping programme was completed and several regional scale anomalies identified. Trenching, detailed mapping and sampling of these anomalies is ongoing in the northern and central areas, with encouraging results. At the Kibali joint venture, 5,705m of mineral-resource conversion drilling targeted planned underground infrastructure. One hole aimed to upgrade KCD down-plunge mineral resource from inferred to the indicated category, proved successful. Regional exploration work on Blocks 2, 3 and 4 around the Siguiri mine in Guinea is ongoing.

At the Saraya South extension and Foulata East targets in Block 2, a further 1,658m was drilled with a best intercept of 32m @ 5.27 g/t Au, from 4m in the oxides. In Block 3, soil geochemistry confirms consistent anomalism along the sediment-amphibolite contact extending a further 1.6km southward, resulting in an anomaly with a strike length of about 6.8km, still open towards the south; a programme to test these anomalies in underway. At Obuasi in Ghana, the brownfield team completed 1,074m of drilling, with four new reef intersections obtained.

In the Middle East & North Africa, where AngloGold Ashanti has a joint venture with Thani Investments, exploration work included Phase II sampling and mapping at the Wadi Kareem and Hodine concessions in Egypt. At Hodine, diamond drilling commenced at the Hutite prospect, to follow-up on the encouraging results from traverse rock chip sampling of 33m @ 4.37 g/t Au, including 7.5m @ 8.85 g/t Au. In Eritrea, a 10,000 line km airborne electromagnetic, magnetic and radiometric survey commenced at the Kerkasha and Akordat North exploration licences and will be completed in the first quarter of 2011. Thani Ashanti entered into a binding Heads of Terms with Stratex International to explore for epithermal gold deposits in the Afar region of Ethiopia and in Djibouti.

ANNUAL REVIEW

Adjusted headline earnings, normalised to exclude the $2.5bn post taxation cost of restructuring the hedge book during the year, was $787m. The company reported an adjusted headline loss of $1,758m, when taking the restructuring cost into account. A final dividend of 80 South African cents per share (approximately 11 US cents per share), declared, resulting in a total dividend of 145 South African cents per share (approximately 20 US cents per share) for the 2010 year. This represents an 11.5% increase from the total dividend paid in 2009.

Production in 2010 declined 2% to 4.52Moz, within the range forecast by the company at the beginning of 2010, while total cash costs rose 24% to $638/oz, in line with exchange-rate adjusted guidance. Significant improvements were made at the South African operations, which experienced fewer safety-related stoppages; at Geita, where improvements related to Project ONE continued to show results; and at Cripple Creek & Victor, where the revised pad-stacking strategy yielded the desired outcome. The sale of Tau Lekoa, seismic impact at Savuka, the ten week shut down at Iduapriem and ongoing operational challenges at Obuasi contributed to the lower production. A multi-disciplinary taskforce has been established to design and execute the turnaround strategy for Obuasi. Uranium production reached 1.46Mlbs in 2010, compared with 1.44Mlbs the previous year, as grades and recoveries improved.

AngloGold Ashanti also saw the acceleration of 'mining inflation' impact prices of skilled and unskilled labour, contractors, heavy equipment and consumables in several of its operating regions as rising metal prices spurred activity in the global resources sector. The impact on dollar-denominated costs was magnified by significant strengthening of the Brazilian real, the South African rand and the Australian dollar.

Project ONE, AngloGold Ashanti's new operating model central to the achievement of long-term productivity, safety, environmental and financial targets, was implemented at 15 operations. To date, the business improvement initiatives introduced since the articulation of AngloGold Ashanti's new strategy in April 2008, has improved operational cashflow by around $500m.

Tragically, there were 15 fatalities across the company's 21 mines during the year, with 10 occurring at the South African operations. Eliminating injuries from the workplace remains AngloGold Ashanti's most important objective and the particular focus is being placed on the Safety Transformation component of Project ONE to achieve this goal.

The overall quality and tenor of the balance sheet was greatly improved during the year with the award of investment grade ratings by Standard & Poor's and Moody's Investor Services, which paved the way for the successful issue in April of a $700m, 10-year bond and a $300m, 30-year bond. A dual tranche capital raising for net proceeds of $1.53bn – comprising roughly equal parts of equity and a three-year mandatory convertible note – were concluded in September. This created the platform for the elimination of the final 3.2Moz hedge on 7 October. This fulfilled a long-standing strategic objective of the company, to reduce financial risk and improve cashflow generation ability by increasing overall exposure to the gold price. The balance sheet ended stronger with a net debt level (excluding the mandatory convertible bond) of $1.3bn at year end.

The company estimated in September that it would grow production from its current operating and exploration portfolio to between 5.4Moz and 5.6Moz over five years and estimated expansion capital of $2.4bn to be invested over the next three years. The board approved the Sao Bento and Tropicana projects during the course of the year and feasibility studies progressed on the Kibali and Mongbwalu projects. In Colombia, drilling resumed on the La Colosa deposit after a two-year hiatus and started on the Gramalote joint venture. Both assets are undergoing feasibility studies. Greenfield exploration accelerated dramatically from 2009, with encouraging results from Colombia, Australia, the Solomon Islands, Egypt, Gabon and Canada's Baffin Island region.

Reserves (which were calculated at a gold price of US$850/oz) improved by 0.6Moz to end the year at 71.2Moz*, after accounting for depletion. Resources were largely unchanged after depletion, at 220Moz*. *Restated for the sale of Tau Lekoa.

OUTLOOK

AngloGold Ashanti's production and total cash cost guidance for the full year 2011 is expected to be 4.55Moz – 4.75Moz at a total cash cost of $660/oz to $685/oz. This assumes an average exchange rate of R7.11/$, BRL1.70/$, A$/$0.98 and Argentinean peso 4.12/$ and an oil price of $95/barrel.

First quarter production and total cash cost guidance is expected to be 1.04Moz at a total cash cost of between $675/oz and $700/oz. This assumes an average exchange rate of R7.00/$, BRL1.70/$, A$/$1.00 and Argentinean peso 4.03/$ and an oil price of $95/barrel.

Review of the Gold Market

Gold price movement and investment markets

Gold price data

During the fourth quarter, gold hit new highs in both US dollar and Euro terms, reaching $1,431/oz and €1,075/oz. The gold price averaged $1,370/oz over the period, 12% more than the preceding quarter. Although the announcement of the much anticipated second round of quantitative easing by the Federal Reserve helped propel bullion back above $1,400/oz level in early November, it was the return of Sovereign risk in the Euro zone that saw gold largely maintain that level over the balance of the quarter after Ireland became the second EU member to accept a bailout from the European Financial Stability Fund.

Investment demand

Despite heightened Sovereign Risk in the fourth quarter, exchange traded funds (ETF) did not reflect the same levels of growth exhibited in the second quarter when this uncertainty first presented itself. ETF holdings remained relatively stagnant during the quarter at 2,100 tonnes or 68Moz. On the COMEX, the largest position for the quarter was reported at 32.6Mozs long, some 1.1Mozs less than the largest ever long position reported. In China, retail bar investment increased by approximately 45% and local gold supply was once again insufficient to meet demand. As a result of this deficit, gold sold at a premium of RMB 5/gram over the international gold price. The fourth quarter saw the Middle East investment markets receiving a welcome boost with bar and coin sales rising in the United Arab Emirates, Turkey and the Kingdom of Saudi Arabia.

Official sector

The second year of the current Central Bank Accord, which commenced at the end of September 2009, has seen sales totalling 54 tonnes in the period up to December 2010. This is comprised almost entirely of sales from the IMF, which has subsequently concluded its sale of 403 tonnes, with a little more than half sold to Official Sector participants.

Jewellery sales

The fourth quarter saw the Indian gold market, still the world's largest, growing by more than 20%. It appears 2009's poor showing has been shrugged off. The Rupee price for a gram of gold exceeded INR2,100 for the first time ever during the quarter and encouragingly, this new peak did not prompt a rise in gold recycling. Dollar weakness and Rupee strength were once again the hallmark of the quarter, which did not deter Indian buyers. Similarly, in China, the jewellery market grew by over 8%. Consumers still favour pure gold jewellery as an investment to safeguard from economic uncertainty and rising inflation. The 18 carat jewellery market did not fare as well due largely to its inferior investment status and showed a small decline from the previous quarter. In the United Arab Emirates, a strong quarter for tourism contributed to good sales of 22 carat jewellery, while Turkish exports rose marginally over the fourth quarter, with shipments primarily to the U.S. and Russia. The Kingdom of Saudi Arabia experienced a weaker fourth quarter with demand down by some 10% on the previous quarter.

Mineral Resource and Ore Reserve

Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserve (JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resource and Mineral Reserve (The SAMREC Code, 2007 edition). Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated.

Mineral Resource

When the 2009 Mineral Resource is restated to exclude the sale of Tau Lekoa (6.2Moz), the Mineral Resource is reduced from 226.7Moz to 220.5Moz. The total Mineral Resource remained steady, dropping slightly from 220.5Moz in 2009 to 220.0Moz in December 2010. A year-on-year increase of 5.8Moz occurred before the subtraction of depletion and a decrease of 0.5Moz after the subtraction of depletion. It should be noted that changes in economic assumptions from 2009 to 2010 resulted in the Mineral Resource increasing by 3.5Moz whilst exploration and modelling resulted in an increase of 0.7Moz. The remaining increase of 1.6Moz resulted from various other factors. Depletions from the Mineral Resource for 2009 totalled 6.3Moz.

MINERAL RESOURCE		Moz
Mineral Resource as at 31 December 2009		**226.7**
Sale of Tau Lekoa		**(6.2)**
Restated 2009 Mineral Resource		**220.5**
Reductions		
Great Noligwa	Due to economics and depletion	(2.4)
TauTona	Transfers to Mponeng so as to improve change of mining	(1.3)
Siguiri	Revision to modelling procedures and increased costs	(1.0)
Other	Total of non-significant changes	(3.6)
Additions		
Vaal River Surface	An economic study demonstrated that these tailings can be economically reworked to recover uranium	3.0
West Wits Surface		1.3
Other	Total of non-significant changes	3.5
Mineral Resource as at 31 December 2010		**220.0**

Rounding of numbers may result in computational discrepancies.

Mineral resource has been calculated at a gold price of US$1,100/oz (2009: US$1,025/oz).

ORE RESERVE

When the 2009 Ore Reserve is restated to exclude Tau Lekoa (0.8Moz), the 2009 Ore Reserve is reduced from 71.4Moz to 70.6Moz. Using the restated figure, the AngloGold Ashanti Ore Reserve increased from 70.6Moz in 2009 to 71.2Moz in December 2010. A year-on-year increase of 6.2Moz occurred before the subtraction of 5.6Moz for depletion, resulting in an increase of 0.6Moz after the subtraction of depletion. It should be noted that changes in the economic assumptions from 2009 to 2010 resulted in the Ore Reserve increasing by 2.4Moz while exploration and modelling resulted in a further increase of 3.8Moz.

ORE RESERVE		Moz
Ore Reserve as at 31 December 2009		**71.4**
Sale of Tau Lekoa		**(0.8)**
Restated 2009 Ore Reserve		**70.6**
Reductions		
Geita	Depletions and model changes	(0.9)
Obuasi	Depletions and refinements to Ore Reserve estimation	(0.7)
Siguiri	Remodelling in accordance with reconciliation and depletion	(0.7)
TauTona	Depletion and transfers to Mponeng, minor model changes	(0.7)
Other	Total non-significant changes	(1.2)
Additions		
Cripple Creek & Victor	MLE2 project study incorporated	1.4
Mponeng	Transfers from TauTona countered some model losses	1.2
Sadiola	Additions from the Deep Suphide project	0.8
Other	Total non-significant changes	1.3
Ore Reserve as at 31 December 2010		**71.2**

Rounding of numbers may result in computational discrepancies.

(1) *Some of the Ore Reserves previously reflected against TauTona have now been transferred to Mponeng to facilitate the mining plan.*

Ore reserve has been calculated using a gold price of US$850/oz (2009: US$800/oz).

BY-PRODUCTS

Several by-products are recovered as a result of the processing of gold Ore Reserve. These include 21,591t of uranium oxide from the South African operations, 443,761t of sulphur from Brazil and 34.6Moz of silver from Argentina. Details of by-product Mineral Resource and Ore Reserve are given in the Mineral Resource and Ore Reserve Report 2010[1].

EXTERNAL AUDIT OF MINERAL RESOURCE

During the course of the year and as part of the rolling audit programme, AngloGold Ashanti's 2010 Mineral Resource at the following operations were submitted for external audit by the Australian-based company Quantitative Group (QG):

- Vaal Reef at Great Noligwa, Kopanang and Moab Khotsong mines
- Cerro Vanguardia
- Serra Grande
- Cripple Creek and Victor
- Mongbwalu

AngloGold Ashanti's 2010 Ore Reserve at the following operations were submitted for external audit by a number of international consulting companies, namely:

- Geita   AMC
- Obuasi   AMC
- Siguiri   AMC
- Sunrise Dam: underground   Optiro
- Cripple Creek and Victor   Pincock Allen and Holt
- Cerro Vanguardia   Xstract
- Serra Grande   Xstract
- Brasil Mineração – Cuiabá   Xstract

The company has been informed that the audits identified no material shortcomings in the process by which AngloGold Ashanti's Mineral Resource and Ore Reserve were evaluated. It is the company's intention to continue this process so that each of its operations will be audited, on average, every three years.

COMPETENT PERSONS

The information in this report relating to exploration results, Mineral Resource and Ore Reserve is based on information compiled by the Competent Persons. These individuals are identified in the expanded Mineral Resource and Ore Reserve Report 2010[1]. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resource or Ore Reserve. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

[1] *A detailed breakdown of Mineral Resource and Ore Reserve is provided in the Mineral Resource and Ore Reserve Report 2010, which will be available on or about 31 March 2011 on the AngloGold Ashanti website (www.anglogoldashanti.com), from where it may be downloaded as a PDF file using Adobe Acrobat Reader. The report will also be available in printed format on request from the AngloGold Ashanti offices at the addresses given at the back of the Annual Financial Statements.*

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE

as at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Measured	26.51	15.30	405.52	13.04
	Indicated	753.04	2.76	2,075.87	66.74
	Inferred	40.82	13.81	563.55	18.12
	Total	**820.38**	**3.71**	**3,044.94**	**97.90**
Democratic Republic of the Congo	Measured	0.00	—	0.00	0.00
	Indicated	59.67	3.64	217.41	6.99
	Inferred	30.54	3.27	99.94	3.21
	Total	**90.21**	**3.52**	**317.35**	**10.20**
Ghana	Measured	77.12	4.83	372.49	11.98
	Indicated	83.38	3.82	318.84	10.25
	Inferred	105.26	3.71	390.99	12.57
	Total	**265.76**	**4.07**	**1,082.33**	**34.80**
Guinea	Measured	43.18	0.65	28.28	0.91
	Indicated	101.78	0.77	78.19	2.51
	Inferred	77.77	0.85	66.11	2.13
	Total	**222.73**	**0.77**	**172.58**	**5.55**
Mali	Measured	15.52	1.36	21.17	0.68
	Indicated	54.86	1.79	98.07	3.15
	Inferred	19.87	1.66	32.98	1.06
	Total	**90.24**	**1.69**	**152.22**	**4.89**
Namibia	Measured	23.30	0.86	20.09	0.65
	Indicated	72.57	1.28	92.78	2.98
	Inferred	23.33	1.13	26.41	0.85
	Total	**119.20**	**1.17**	**139.28**	**4.48**
Tanzania	Measured	0.00	—	0.00	0.00
	Indicated	80.32	3.37	270.88	8.71
	Inferred	21.95	3.62	79.57	2.56
	Total	**102.27**	**3.43**	**350.46**	**11.27**
Australia	Measured	34.88	1.74	60.55	1.95
	Indicated	35.49	2.85	101.12	3.25
	Inferred	19.84	2.90	57.63	1.85
	Total	**90.21**	**2.43**	**219.30**	**7.05**
Argentina	Measured	11.12	1.50	16.63	0.53
	Indicated	20.86	3.82	79.69	2.56
	Inferred	10.20	3.19	32.55	1.05
	Total	**42.18**	**3.06**	**128.87**	**4.14**
Brazil	Measured	11.18	6.39	71.43	2.30
	Indicated	15.60	6.10	95.14	3.06
	Inferred	30.80	6.81	209.73	6.74
	Total	**57.57**	**6.54**	**376.31**	**12.10**
Colombia	Measured	0.00	—	0.00	0.00
	Indicated	15.78	0.93	14.75	0.47
	Inferred	414.06	0.98	406.06	13.06
	Total	**429.85**	**0.98**	**420.81**	**13.53**
United States of America	Measured	283.04	0.78	221.76	7.13
	Indicated	216.53	0.73	157.18	5.05
	Inferred	79.61	0.75	59.66	1.92
	Total	**579.18**	**0.76**	**438.60**	**14.10**
Total	Measured	525.84	2.32	1,217.92	39.16
	Indicated	1,509.88	2.38	3,599.94	115.74
	Inferred	874.07	2.32	2,025.18	65.11
	Total	**2,909.79**	**2.35**	**6,843.04**	**220.01**

Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE

as at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Measured	15.29	17.73	271.14	8.72
	Indicated	563.41	1.65	927.58	29.82
	Inferred	19.64	18.69	367.04	11.80
	Total	**598.34**	**2.62**	**1,565.75**	**50.34**
Democratic Republic of the Congo	Measured	0.00	—	0.00	0.00
	Indicated	26.23	2.93	76.72	2.47
	Inferred	30.54	3.27	99.94	3.21
	Total	**56.77**	**3.11**	**176.66**	**5.68**
Ghana	Measured	29.69	6.96	206.52	6.64
	Indicated	34.46	2.45	84.26	2.71
	Inferred	105.26	3.71	391.01	12.57
	Total	**169.41**	**4.02**	**681.79**	**21.92**
Guinea	Measured	4.46	0.80	3.59	0.12
	Indicated	34.07	0.77	26.22	0.84
	Inferred	77.77	0.85	66.11	2.13
	Total	**116.30**	**0.82**	**95.91**	**3.08**
Mali	Measured	4.69	0.75	3.50	0.11
	Indicated	18.27	1.69	30.79	0.99
	Inferred	19.09	1.70	32.37	1.04
	Total	**42.05**	**1.59**	**66.66**	**2.14**
Namibia	Measured	9.03	0.58	5.24	0.17
	Indicated	42.83	1.11	47.50	1.53
	Inferred	23.33	1.13	26.41	0.85
	Total	**75.20**	**1.05**	**79.15**	**2.54**
Tanzania	Measured	0.00	—	0.00	0.00
	Indicated	41.62	2.93	121.83	3.92
	Inferred	21.95	3.62	79.57	2.56
	Total	**63.57**	**3.17**	**201.40**	**6.48**
Australia	Measured	10.83	0.93	10.10	0.32
	Indicated	12.10	2.92	35.29	1.13
	Inferred	19.84	2.90	57.63	1.85
	Total	**42.77**	**2.41**	**103.02**	**3.31**
Argentina	Measured	1.36	3.61	4.91	0.16
	Indicated	16.70	2.20	36.72	1.18
	Inferred	9.95	2.97	29.56	0.95
	Total	**28.01**	**2.54**	**71.18**	**2.29**
Brazil	Measured	6.37	6.15	39.19	1.26
	Indicated	8.35	6.10	50.93	1.64
	Inferred	28.08	6.78	190.31	6.12
	Total	**42.81**	**6.55**	**280.44**	**9.02**
Colombia	Measured	0.00	—	0.00	0.00
	Indicated	15.78	0.93	14.75	0.47
	Inferred	414.06	0.98	406.06	13.06
	Total	**429.85**	**0.98**	**420.81**	**13.53**
United States of America	Measured	135.85	0.75	102.38	3.29
	Indicated	137.77	0.71	98.42	3.16
	Inferred	69.52	0.77	53.85	1.73
	Total	**343.14**	**0.74**	**254.66**	**8.19**
Total	Measured	217.57	2.97	646.57	20.79
	Indicated	951.59	1.63	1,551.01	49.87
	Inferred	839.05	2.15	1,799.86	57.87
	Total	**2,008.21**	**1.99**	**3,997.44**	**128.52**

Rounding of figures may result in computational discrepancies.

ORE RESERVE BY COUNTRY (ATTRIBUTABLE)

as at 31 December 2010	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Proved	12.03	8.24	99.07	3.19
	Probable	191.99	4.41	845.74	27.19
	Total	**204.02**	**4.63**	**944.81**	**30.38**
Democratic Republic of the Congo	Proved	—	—	—	—
	Probable	33.44	4.21	140.69	4.52
	Total	**33.44**	**4.21**	**140.69**	**4.52**
Ghana	Proved	44.01	3.13	137.85	4.43
	Probable	49.30	4.41	217.28	6.99
	Total	**93.31**	**3.81**	**355.13**	**11.42**
Guinea	Proved	39.05	0.62	24.38	0.78
	Probable	67.44	0.74	49.71	1.60
	Total	**160.49**	**0.70**	**74.08**	**2.38**
Mali	Proved	4.96	2.23	11.03	0.35
	Probable	39.18	1.78	69.82	2.24
	Total	**44.14**	**1.83**	**80.86**	**2.60**
Namibia	Proved	14.27	1.02	14.49	0.47
	Probable	29.74	1.45	42.99	1.38
	Total	**44.01**	**1.31**	**57.48**	**1.85**
Tanzania	Proved	—	—	—	—
	Probable	40.92	3.20	131.06	4.21
	Total	**40.92**	**3.20**	**131.06**	**4.21**
Australia	Proved	24.05	2.10	50.45	1.62
	Probable	23.39	2.81	65.83	2.12
	Total	**47.44**	**2.45**	**116.28**	**3.74**
Argentina	Proved	9.54	1.22	11.63	0.37
	Probable	8.57	5.32	45.62	1.47
	Total	**18.10**	**3.16**	**57.25**	**1.84**
Brazil	Proved	6.91	5.80	40.06	1.29
	Probable	7.40	5.26	38.88	1.25
	Total	**14.30**	**5.52**	**78.94**	**2.54**
United States of America	Proved	147.19	0.81	119.37	3.84
	Probable	78.76	0.75	58.76	1.89
	Total	**225.95**	**0.79**	**178.13**	**5.73**
Total	Proved	302.00	1.68	508.32	16.34
	Probable	570.12	2.99	1,706.39	54.86
	Total	**872.12**	**2.54**	**2,214.71**	**71.20**

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended December 2010 Unaudited	Quarter ended September 2010 Unaudited	Quarter ended December 2009 Unaudited	Year ended December 2010 Unaudited	Year ended December 2009 Audited
Revenue	2	**11,095**	10,668	9,514	40,135	31,961
Gold income		**10,614**	10,372	9,234	38,833	30,745
Cost of sales	3	**(7,016)**	(6,659)	(6,219)	(25,833)	(23,220)
Loss on non-hedge derivatives and other commodity contracts	4	**(529)**	(1,041)	(2,706)	(5,136)	(11,934)
Gross profit (loss)		**3,069**	2,672	309	7,864	(4,409)
Corporate administration and other expenses		**(488)**	(350)	(359)	(1,491)	(1,275)
Market development costs		**(30)**	(26)	(10)	(98)	(87)
Exploration costs		**(338)**	(440)	(442)	(1,446)	(1,217)
Other operating (expenses) income	5	**(27)**	(50)	58	(149)	(80)
Special items	6	**(208)**	(424)	4,761	(894)	5,209
Operating profit (loss)		**1,978**	1,382	4,317	3,786	(1,859)
Interest received		**119**	58	133	311	444
Exchange gain (loss)		**93**	(113)	527	18	852
Fair value adjustment on option component of convertible bonds		**(280)**	(166)	(66)	39	(249)
Finance costs and unwinding of obligations	7	**(357)**	(285)	(268)	(1,203)	(1,146)
Fair value loss on mandatory convertible bonds		**(222)**	(160)	-	(382)	-
Share of equity accounted investments' profit		**63**	151	227	467	785
Profit (loss) before taxation		**1,394**	867	4,870	3,036	(1,173)
Taxation	8	**(878)**	(318)	(1,522)	(2,018)	(1,172)
Profit (loss) for the period		**516**	549	3,348	1,018	(2,345)
Allocated as follows:						
Equity shareholders		**404**	443	3,179	637	(2,762)
Non-controlling interests		**112**	106	169	381	417
		516	549	3,348	1,018	(2,345)
Basic profit (loss) per ordinary share (cents) [1]		**105**	120	867	171	(765)
Diluted profit (loss) per ordinary share (cents) [2]		**105**	120	865	171	(765)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended December 2010 Unaudited	Quarter ended September 2010 Unaudited	Quarter ended December 2009 Unaudited	Year ended December 2010 Unaudited	Year ended December 2009 Audited
Revenue	2	**1,613**	1,461	1,273	5,514	3,916
Gold income		**1,543**	1,420	1,236	5,334	3,768
Cost of sales	3	**(1,021)**	(911)	(833)	(3,550)	(2,813)
Loss on non-hedge derivatives and other commodity contracts	4	**(77)**	(152)	(363)	(702)	(1,533)
Gross profit (loss)		**445**	357	40	1,082	(578)
Corporate administration and other expenses		**(71)**	(48)	(48)	(206)	(154)
Market development costs		**(5)**	(4)	(1)	(14)	(10)
Exploration costs		**(49)**	(60)	(59)	(198)	(150)
Other operating (expenses) income	5	**(4)**	(7)	8	(20)	(8)
Special items	6	**(31)**	(60)	636	(126)	691
Operating profit (loss)		**285**	178	576	518	(209)
Interest received		**17**	8	18	43	54
Exchange gain (loss)		**14**	(16)	71	3	112
Fair value adjustment on option component of convertible bonds		**(41)**	(24)	(9)	(1)	(33)
Finance costs and unwinding of obligations	7	**(52)**	(39)	(36)	(166)	(139)
Fair value loss on mandatory convertible bonds		**(33)**	(22)	-	(55)	-
Share of equity accounted investments' profit		**9**	21	30	63	94
Profit (loss) before taxation		**199**	106	650	405	(121)
Taxation	8	**(127)**	(41)	(204)	(276)	(147)
Profit (loss) for the period		**72**	65	446	129	(268)
Allocated as follows:						
Equity shareholders		**56**	51	424	76	(320)
Non-controlling interests		**16**	14	22	53	52
		72	65	446	129	(268)
Basic profit (loss) per ordinary share (cents) [1]		**15**	14	116	20	(89)
Diluted profit (loss) per ordinary share (cents) [2]		**14**	14	115	20	(89)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

SA Rand million	Quarter ended December 2010 Unaudited	Quarter ended September 2010 Unaudited	Quarter ended December 2009 Unaudited	Year ended December 2010 Unaudited	Year ended December 2009 Audited
Profit (loss) for the period	**516**	549	3,348	1,018	(2,345)
Exchange differences on translation of foreign operations	**(759)**	(1,100)	(618)	(1,766)	(2,645)
Share of equity accounted investments' other comprehensive expense (income)	**1**	2	-	(1)	-
Net loss on cash flow hedges	**-**	-	(140)	-	(132)
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	181	279	1,155
Hedge ineffectiveness on cash flow hedges	**-**	-	15	-	40
Realised gain (loss) on hedges of capital items	**1**	-	2	3	(12)
Deferred taxation thereon	**-**	(1)	(13)	(99)	(263)
	1	(1)	45	183	788
Net gain on available-for-sale financial assets	**298**	43	346	440	482
Release on disposal of available-for-sale financial assets	**(194)**	-	-	(235)	-
Deferred taxation thereon	**-**	-	(5)	13	(13)
	104	43	341	218	469
Actuarial (loss) gain recognised	**(175)**	-	88	(175)	88
Deferred taxation thereon	**47**	-	(28)	47	(28)
	(128)	-	60	(128)	60
Other comprehensive expense for the period net of tax	**(781)**	(1,056)	(172)	(1,494)	(1,328)
Total comprehensive (expense) income for the period net of tax	**(265)**	(507)	3,176	(476)	(3,673)
Allocated as follows:					
Equity shareholders	**(377)**	(613)	3,007	(857)	(4,099)
Non-controlling interests	**112**	106	169	381	426
	(265)	(507)	3,176	(476)	(3,673)

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

US Dollar million	Quarter ended December 2010 Unaudited	Quarter ended September 2010 Unaudited	Quarter ended December 2009 Unaudited	Year ended December 2010 Unaudited	Year ended December 2009 Audited
Profit (loss) for the period	**72**	65	446	129	(268)
Exchange differences on translation of foreign operations	**123**	151	(45)	213	318
Share of equity accounted investments' other comprehensive expenses	**-**	1	-	-	-
Net loss on cash flow hedges	**-**	-	(17)	-	(16)
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	26	38	138
Hedge ineffectiveness on cash flow hedges	**-**	-	2	-	5
Realised gain (loss) on hedges of capital items	**-**	-	1	-	(1)
Deferred taxation thereon	**-**	-	(3)	(13)	(35)
	-	-	9	25	91
Net gain on available-for-sale financial assets	**41**	5	41	60	57
Release on disposal of available-for-sale financial assets	**(26)**	-	-	(32)	-
Deferred taxation thereon	**-**	-	(1)	2	(2)
	15	5	40	30	55
Actuarial (loss) gain recognised	**(24)**	-	10	(24)	10
Deferred taxation thereon	**6**	-	(3)	6	(3)
	(18)	-	7	(18)	7
Other comprehensive income for the period net of tax	**120**	157	11	250	471
Total comprehensive income for the period net of tax	**192**	222	457	379	203
Allocated as follows:					
Equity shareholders	**176**	208	435	326	150
Non-controlling interests	**16**	14	22	53	53
	192	222	457	379	203

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

SA Rand million	Note	As at December 2010 Unaudited	As at September 2010 Unaudited	As at December 2009 Audited
ASSETS				
Non-current assets				
Tangible assets		**40,600**	41,489	43,263
Intangible assets		**1,277**	1,296	1,316
Investments in associates and equity accounted joint ventures		**4,087**	4,329	4,758
Other investments		**1,555**	1,627	1,302
Inventories		**2,268**	2,268	2,508
Trade and other receivables		**1,000**	994	788
Derivatives		**6**	8	40
Deferred taxation		**131**	88	451
Cash restricted for use		**214**	214	394
Other non-current assets		**59**	92	63
		51,197	52,405	54,883
Current assets				
Inventories		**5,848**	5,860	5,102
Trade and other receivables		**1,625**	1,588	1,419
Derivatives		**-**	453	2,450
Current portion of other non-current assets		**4**	2	3
Cash restricted for use		**69**	84	87
Cash and cash equivalents		**3,776**	9,313	8,176
		11,322	17,300	17,237
Non-current assets held for sale		**110**	114	650
		11,432	17,414	17,887
TOTAL ASSETS		**62,629**	69,819	72,770
EQUITY AND LIABILITIES				
Share capital and premium	11	**45,678**	45,598	39,834
Retained earnings and other reserves		**(19,470)**	(19,159)	(18,276)
Non-controlling interests		**815**	916	966
Total equity		**27,023**	27,355	22,524
Non-current liabilities				
Borrowings		**16,877**	17,363	4,862
Environmental rehabilitation and other provisions		**3,873**	3,332	3,351
Provision for pension and post-retirement benefits		**1,258**	1,187	1,179
Trade, other payables and deferred income		**110**	119	108
Derivatives		**1,158**	947	1,310
Deferred taxation		**5,910**	5,776	5,599
		29,186	28,724	16,409
Current liabilities				
Current portion of borrowings		**886**	1,864	9,493
Trade, other payables and deferred income		**4,630**	4,061	4,332
Derivatives		**-**	7,316	18,770
Taxation		**882**	499	1,186
		6,398	13,740	33,781
Non-current liabilities held for sale		**22**	-	56
		6,420	13,740	33,837
Total liabilities		**35,606**	42,464	50,246
TOTAL EQUITY AND LIABILITIES		**62,629**	69,819	72,770
Net asset value - cents per share		**8,532**	8,654	6,153

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at December 2010 Unaudited	As at September 2010 Unaudited	As at December 2009 Audited
ASSETS				
Non-current assets				
Tangible assets		**6,180**	5,961	5,819
Intangible assets		**194**	186	177
Investments in associates and equity accounted joint ventures		**622**	622	640
Other investments		**237**	234	175
Inventories		**345**	326	337
Trade and other receivables		**152**	143	106
Derivatives		**1**	1	5
Deferred taxation		**20**	13	61
Cash restricted for use		**33**	31	53
Other non-current assets		**9**	13	8
		7,793	7,530	7,381
Current assets				
Inventories		**890**	842	686
Trade and other receivables		**247**	228	191
Derivatives		**-**	65	330
Current portion of other non-current assets		**1**	-	-
Cash restricted for use		**10**	12	12
Cash and cash equivalents		**575**	1,338	1,100
		1,723	2,485	2,319
Non-current assets held for sale		**16**	17	87
		1,739	2,502	2,406
TOTAL ASSETS		**9,532**	10,032	9,787
EQUITY AND LIABILITIES				
Share capital and premium	11	**6,627**	6,615	5,805
Retained earnings and other reserves		**(2,638)**	(2,817)	(2,905)
Non-controlling interests		**124**	132	130
Total equity		**4,113**	3,930	3,030
Non-current liabilities				
Borrowings		**2,569**	2,495	654
Environmental rehabilitation and other provisions		**589**	479	451
Provision for pension and post-retirement benefits		**191**	170	159
Trade, other payables and deferred income		**17**	17	14
Derivatives		**176**	136	176
Deferred taxation		**900**	830	753
		4,442	4,127	2,207
Current liabilities				
Current portion of borrowings		**135**	268	1,277
Trade, other payables and deferred income		**705**	584	582
Derivatives		**-**	1,051	2,525
Taxation		**134**	72	159
		974	1,975	4,543
Non-current liabilities held for sale		**3**	-	7
		977	1,975	4,550
Total liabilities		**5,419**	6,102	6,757
TOTAL EQUITY AND LIABILITIES		**9,532**	10,032	9,787
Net asset value - cents per share		**1,299**	1,243	828

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

SA Rand million	Quarter ended December 2010 Unaudited	Quarter ended September 2010 Unaudited	Quarter ended December 2009 Unaudited	Year ended December 2010 Unaudited	Year ended December 2009 Audited
Cash flows from operating activities					
Receipts from customers	**10,955**	10,566	9,596	39,717	31,473
Payments to suppliers and employees	**(5,944)**	(7,105)	(5,889)	(26,682)	(20,896)
Cash generated from operations	**5,011**	3,461	3,707	13,035	10,577
Dividends received from equity accounted investments	**218**	116	136	939	751
Taxation paid	**(153)**	(339)	(233)	(1,371)	(1,232)
Cash utilised for hedge buy-back costs	**(7,312)**	(11,021)	-	(18,333)	(6,315)
Net cash (outflow) inflow from operating activities	**(2,236)**	(7,783)	3,610	(5,730)	3,781
Cash flows from investing activities					
Capital expenditure	**(2,470)**	(1,771)	(2,243)	(7,108)	(8,656)
Proceeds from disposal of tangible assets	**12**	468	1,814	500	9,029
Other investments acquired	**(152)**	(432)	(229)	(832)	(750)
Acquisition of associates and equity accounted joint ventures	**(100)**	(48)	(2,638)	(319)	(2,646)
Proceeds on disposal of associate	**-**	-	-	4	-
Loans advanced to associates and equity accounted joint ventures	**-**	-	(17)	(22)	(17)
Loans repaid from associates and equity accounted joint ventures	**-**	-	-	-	3
Proceeds from disposal of investments	**578**	280	196	1,039	680
Decrease (increase) in cash restricted for use	**8**	142	19	182	(91)
Interest received	**59**	57	129	232	445
Loans advanced	**(8)**	4	-	(41)	(1)
Repayment of loans advanced	**2**	-	2	3	4
Net cash outflow from investing activities	**(2,071)**	(1,300)	(2,967)	(6,362)	(2,000)
Cash flows from financing activities					
Proceeds from issue of share capital	**31**	5,596	39	5,656	2,384
Share issue expenses	**(31)**	(113)	(39)	(144)	(84)
Proceeds from borrowings	**1,880**	7,139	162	16,666	24,901
Repayment of borrowings	**(2,400)**	(21)	(57)	(12,326)	(24,152)
Finance costs paid	**(398)**	(46)	(180)	(821)	(946)
Mandatory convertible bonds transaction costs	**(30)**	(155)	-	(184)	-
Dividends paid	**(139)**	(264)	(43)	(846)	(474)
Net cash (outflow) inflow from financing activities	**(1,087)**	12,136	(118)	8,001	1,629
Net (decrease) increase in cash and cash equivalents	**(5,394)**	3,053	525	(4,091)	3,410
Translation	**(70)**	(347)	(677)	(236)	(672)
Cash and cash equivalents at beginning of period	**9,313**	6,607	8,328	8,176	5,438
Cash and cash equivalents at end of period [1]	**3,849**	9,313	8,176	3,849	8,176
Cash generated from operations					
Profit (loss) before taxation	**1,394**	867	4,870	3,036	(1,173)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**499**	241	2,281	2,946	14,417
Amortisation of tangible assets	**1,341**	1,240	1,152	5,022	4,615
Finance costs and unwinding of obligations	**357**	285	268	1,203	1,146
Environmental, rehabilitation and other expenditure	**470**	53	(70)	535	(47)
Special items	**279**	542	(4,708)	1,076	(5,148)
Amortisation of intangible assets	**7**	4	4	18	18
Deferred stripping	**156**	237	205	921	(467)
Fair value adjustment on option component of convertible bonds	**280**	166	66	(39)	249
Fair value loss on mandatory convertible bonds	**222**	160	-	382	-
Interest received	**(119)**	(58)	(133)	(311)	(444)
Share of equity accounted investments' profit	**(63)**	(151)	(227)	(467)	(785)
Other non-cash movements	**133**	88	(675)	250	(853)
Movements in working capital	**55**	(213)	674	(1,537)	(951)
	5,011	3,461	3,707	13,035	10,577
Movements in working capital					
(Increase) decrease in inventories	**(101)**	306	(183)	(667)	634
Decrease (increase) in trade and other receivables	**(200)**	(80)	438	(781)	106
Increase (decrease) in trade and other payables	**356**	(439)	419	(89)	(1,691)
	55	(213)	674	(1,537)	(951)

[1] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of R73m.

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended December 2010 Unaudited	Quarter ended September 2010 Unaudited	Quarter ended December 2009 Unaudited	Year ended December 2010 Unaudited	Year ended December 2009 Audited
Cash flows from operating activities					
Receipts from customers	**1,589**	1,441	1,283	5,448	3,845
Payments to suppliers and employees	**(925)**	(995)	(805)	(3,734)	(2,500)
Cash generated from operations	**664**	446	478	1,714	1,345
Dividends received from equity accounted investments	**39**	25	19	143	101
Taxation paid	**(24)**	(47)	(32)	(188)	(147)
Cash utilised for hedge buy-back costs	**(1,061)**	(1,550)	-	(2,611)	(797)
Net cash (outflow) inflow from operating activities	**(382)**	(1,126)	465	(942)	502
Cash flows from investing activities					
Capital expenditure	**(350)**	(242)	(281)	(973)	(1,019)
Proceeds from disposal of tangible assets	**2**	64	242	69	1,142
Other investments acquired	**(23)**	(58)	(29)	(114)	(89)
Acquisition of associates and equity accounted joint ventures	**(15)**	(6)	(353)	(44)	(354)
Proceeds on disposal of associate	**-**	-	-	1	-
Loans advanced to associates and equity accounted joint ventures	**-**	-	(2)	(3)	(2)
Loans repaid from associates and equity accounted joint ventures	**-**	-	-	-	-
Proceeds from disposal of investments	**80**	38	25	142	81
Decrease (increase) in cash restricted for use	**2**	19	2	25	(10)
Interest received	**8**	8	17	32	55
Loans advanced	**(1)**	-	-	(6)	-
Repayment of loans advanced	**-**	-	-	-	1
Net cash outflow from investing activities	**(297)**	(177)	(379)	(871)	(195)
Cash flows from financing activities					
Proceeds from issue of share capital	**4**	790	5	798	306
Share issue expenses	**(4)**	(16)	(5)	(20)	(11)
Proceeds from borrowings	**276**	1,011	29	2,316	2,774
Repayment of borrowings	**(324)**	(3)	(22)	(1,642)	(2,731)
Finance costs paid	**(58)**	(8)	(23)	(115)	(111)
Mandatory convertible bonds transaction costs	**(4)**	(22)	-	(26)	-
Dividends paid	**(20)**	(37)	(6)	(117)	(56)
Net cash (outflow) inflow from financing activities	**(130)**	1,715	(22)	1,194	171
Net (decrease) increase in cash and cash equivalents	**(809)**	412	64	(619)	478
Translation	**57**	60	(72)	105	47
Cash and cash equivalents at beginning of period	**1,338**	866	1,108	1,100	575
Cash and cash equivalents at end of period [1]	**586**	1,338	1,100	586	1,100
Cash generated from operations					
Profit (loss) before taxation	**199**	106	650	405	(121)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**72**	43	306	408	1,787
Amortisation of tangible assets	**195**	170	154	690	555
Finance costs and unwinding of obligations	**52**	39	36	166	139
Environmental, rehabilitation and other expenditure	**69**	8	(9)	78	(6)
Special items	**42**	76	(629)	152	(683)
Amortisation of intangible assets	**1**	-	-	2	2
Deferred stripping	**23**	32	27	125	(48)
Fair value adjustment on option component of convertible bonds	**41**	24	9	1	33
Fair value loss on mandatory convertible bonds	**33**	22	-	55	-
Interest received	**(17)**	(8)	(18)	(43)	(54)
Share of equity accounted investments' profit	**(9)**	(21)	(30)	(63)	(94)
Other non-cash movements	**19**	13	(90)	37	(115)
Movements in working capital	**(56)**	(58)	72	(299)	(50)
	664	446	478	1,714	1,345
Movements in working capital					
Increase in inventories	**(85)**	(63)	(35)	(236)	(155)
Decrease (increase) in trade and other receivables	**(46)**	(34)	55	(142)	(45)
Increase in trade and other payables	**75**	39	52	79	150
	(56)	(58)	72	(299)	(50)

[1] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of $11m.

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

	Equity holders of the parent									
SA Rand million	**Share capital & premium**	**Other capital reserves**	**Retained earnings**	**Cash flow hedge reserve**	**Available for sale reserve**	**Actuarial (losses) gains**	**Foreign currency translation reserve**	**Total**	**Non-controlling interests**	**Total equity**
Balance at 31 December 2008	37,336	799	(22,765)	(1,008)	(18)	(347)	8,959	22,956	790	23,746
(Loss) profit for the year			(2,762)					(2,762)	417	(2,345)
Other comprehensive income (expense)				779	469	60	(2,645)	(1,337)	9	(1,328)
Total comprehensive (expense) income	-	-	(2,762)	779	469	60	(2,645)	(4,099)	426	(3,673)
Shares issued	2,582							2,582		2,582
Shares issue expenses	(84)							(84)		(84)
Share-based payment for share awards net of exercised		122						122		122
Dividends paid			(392)					(392)		(392)
Dividends of subsidiaries								-	(83)	(83)
Equity transaction of joint venture		306						306		306
Translation		(33)	180	55	(37)	2		167	(167)	-
Balance at 31 December 2009	**39,834**	**1,194**	**(25,739)**	**(174)**	**414**	**(285)**	**6,314**	**21,558**	**966**	**22,524**
Profit for the year			**637**					**637**	**381**	**1,018**
Other comprehensive (expense) income		**(1)**		**183**	**218**	**(128)**	**(1,766)**	**(1,494)**		**(1,494)**
Total comprehensive (expense) income	**-**	**(1)**	**637**	**183**	**218**	**(128)**	**(1,766)**	**(857)**	**381**	**(476)**
Shares issued	**5,988**							**5,988**		**5,988**
Shares issue expenses	**(144)**							**(144)**		**(144)**
Share-based payment for share awards net of exercised		**92**						**92**		**92**
Dividends paid			**(492)**					**(492)**		**(492)**
Dividends of subsidiaries								**-**	**(469)**	**(469)**
Transfers to other reserves		**25**		**(25)**				**-**		**-**
Translation		**(35)**	**157**	**1**	**(64)**	**4**		**63**	**(63)**	**-**
Balance at 31 December 2010	**45,678**	**1,275**	**(25,437)**	**(15)**	**568**	**(409)**	**4,548**	**26,208**	**815**	**27,023**

US Dollar million										
Balance at 31 December 2008	5,485	85	(2,361)	(107)	(2)	(37)	(635)	2,428	83	2,511
(Loss) profit for the year			(320)					(320)	52	(268)
Other Comprehensive income				90	55	7	318	470	1	471
Total comprehensive (expense) income	-	-	(320)	90	55	7	318	150	53	203
Shares issued	331							331		331
Shares issue expenses	(11)							(11)		(11)
Share-based payment for share awards net of exercised		15						15		15
Dividends paid			(45)					(45)		(45)
Dividends of subsidiaries								-	(11)	(11)
Equity transaction of joint venture		37						37		37
Translation		24	(18)	(6)	3	(8)		(5)	5	-
Balance at 31 December 2009	**5,805**	**161**	**(2,744)**	**(23)**	**56**	**(38)**	**(317)**	**2,900**	**130**	**3,030**
Profit for the year			**76**					**76**	**53**	**129**
Other comprehensive income (expense)				**25**	**30**	**(18)**	**213**	**250**		**250**
Total comprehensive income (expense)	**-**	**-**	**76**	**25**	**30**	**(18)**	**213**	**326**	**53**	**379**
Shares issued	**842**							**842**		**842**
Shares issue expenses	**(20)**							**(20)**		**(20)**
Share-based payment for share awards net of exercised		**13**						**13**		**13**
Dividends paid			**(67)**					**(67)**		**(67)**
Dividends of subsidiaries								**-**	**(64)**	**(64)**
Transfers to other reserves		**3**		**(3)**				**-**		**-**
Translation		**17**	**(15)**	**(1)**		**(6)**		**(5)**	**5**	**-**
Balance at 31 December 2010	**6,627**	**194**	**(2,750)**	**(2)**	**86**	**(62)**	**(104)**	**3,989**	**124**	**4,113**

Rounding of figures may result in computational discrepancies.

Segmental reporting

for the quarter and year ended 31 December 2010

AngloGold Ashanti has implemented IFRS 8 "Operating Segments" with effect from 1 January 2009. AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker ("CODM"). As a result of changes in management structure and reporting from 1 January 2010, the CODM has changed its reportable segments. Individual members of the Executive Management team are responsible for geographic regions of the business. Comparative information has been presented on a consistent basis. Navachab which was previously included in Southern Africa now forms part of Continental Africa and North and South America has been combined into Americas. Southern Africa has been renamed to South Africa. The Johannesburg corporate office was previously included in Southern Africa and now forms part of "Other".

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**4,499**	4,633	3,469	16,056	13,625	**654**	634	465	2,207	1,665
Continental Africa	**3,654**	3,490	3,920	13,604	11,723	**532**	478	525	1,868	1,435
Australasia	**988**	711	848	3,391	1,819	**143**	98	113	466	221
Americas	**2,073**	2,082	1,823	8,202	6,552	**301**	285	244	1,124	805
	11,214	10,916	10,060	41,253	33,719	**1,630**	1,495	1,346	5,665	4,126
Equity accounted investments included above	**(600)**	(544)	(826)	(2,420)	(2,974)	**(87)**	(75)	(111)	(331)	(358)
	10,614	10,372	9,234	38,833	30,745	**1,543**	1,420	1,236	5,334	3,768

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Gross profit (loss)										
South Africa	**(345)**	2,742	242	3,180	(1,778)	**(50)**	375	32	429	(255)
Continental Africa	**4,412**	(573)	(74)	4,219	(976)	**640**	(86)	(10)	604	(116)
Australasia	**(513)**	(992)	31	(1,452)	(1,325)	**(75)**	(139)	4	(206)	(168)
Americas	**(317)**	1,636	344	2,664	735	**(46)**	226	46	357	89
Other	**13**	28	86	171	244	**2**	4	11	23	28
	3,250	2,841	629	8,782	(3,100)	**471**	380	83	1,207	(422)
Equity accounted investments included above	**(180)**	(168)	(320)	(918)	(1,309)	**(26)**	(23)	(43)	(125)	(156)
	3,069	2,672	309	7,864	(4,409)	**445**	357	40	1,082	(578)

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Adjusted gross profit excluding hedge buy-back costs										
South Africa	**1,652**	1,374	880	4,580	4,556	**239**	189	118	634	539
Continental Africa	**971**	795	920	3,314	2,856	**141**	109	123	455	351
Australasia	**279**	(38)	57	217	473	**41**	(5)	8	33	56
Americas	**863**	979	896	3,563	3,181	**125**	134	120	487	390
Other	**13**	28	88	171	243	**2**	4	11	23	28
	3,778	3,137	2,841	11,845	11,309	**548**	431	380	1,632	1,364
Equity accounted investments included above	**(180)**	(168)	(320)	(918)	(1,308)	**(26)**	(23)	(43)	(125)	(156)
	3,598	2,969	2,521	10,927	10,001	**522**	408	337	1,507	1,209

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	kg					oz (000)				
Gold production [1]										
South Africa	**14,801**	14,859	13,418	55,528	55,908	**476**	478	431	1,785	1,797
Continental Africa	**11,623**	11,600	12,993	46,390	49,292	**374**	373	418	1,492	1,585
Australasia	**3,175**	2,894	3,331	12,313	12,477	**102**	93	107	396	401
Americas	**6,105**	6,776	7,025	26,187	25,372	**196**	218	226	842	816
	35,703	36,129	36,767	140,418	143,049	**1,148**	1,162	1,182	4,515	4,599

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Capital expenditure										
South Africa	**1,009**	731	931	3,096	3,228	**144**	100	121	424	385
Continental Africa	**685**	439	510	1,708	1,654	**97**	60	66	234	198
Australasia	**71**	72	60	290	1,599	**10**	10	8	40	177
Americas	**782**	604	737	2,270	2,157	**111**	82	94	311	258
Corporate and other	**25**	9	36	49	88	**3**	1	4	6	9
	2,572	1,855	2,275	7,413	8,726	**365**	253	293	1,015	1,027
Equity accounted investments included above	**(102)**	(84)	(33)	(305)	(70)	**(15)**	(11)	(4)	(42)	(8)
	2,470	1,771	2,242	7,108	8,656	**350**	242	289	973	1,019

	As at Dec 2010	As at Sep 2010	As at Dec 2009	As at Dec 2010	As at Sep 2010	As at Dec 2009
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	SA Rand million			US Dollar million		
Total assets						
South Africa	**16,226**	16,394	17,061	**2,469**	2,356	2,295
Continental Africa	**26,060**	26,896	29,401	**3,966**	3,864	3,954
Australasia	**3,644**	3,466	4,494	**555**	498	604
Americas	**13,855**	13,918	14,642	**2,109**	2,000	1,970
Corporate and other	**3,384**	9,667	7,739	**515**	1,389	1,041
	63,169	70,341	73,337	**9,614**	10,107	9,864
Equity accounted investments included above	**(540)**	(522)	(567)	**(82)**	(75)	(77)
	62,629	69,819	72,770	**9,532**	10,032	9,787

[1] Gold production includes equity accounted investments.

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and year ended 31 December 2010

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2010, where applicable. Effective 1 January 2010, the Chief Operating Decision Maker changed the reportable segments. Details are included in Segmental reporting.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34 Interim reporting, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2010.

2. Revenue

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Gold income	10,614	10,372	9,234	38,833	30,745	1,543	1,420	1,236	5,334	3,768
By-products (note 3)	321	224	147	935	772	47	31	20	129	94
Royalties received	42	15	-	56	-	6	2	-	8	-
Interest received	119	58	133	311	444	17	8	18	43	54
	11,095	10,668	9,514	40,135	31,961	1,613	1,461	1,273	5,514	3,916

3. Cost of sales

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Cash operating costs	(5,120)	(5,220)	(4,942)	(20,084)	(18,844)	(745)	(715)	(662)	(2,756)	(2,277)
Insurance reimbursement	-	37	-	123	-	-	5	-	16	-
By-products revenue (note 2)	321	224	147	935	772	47	31	20	129	94
	(4,799)	(4,959)	(4,795)	(19,026)	(18,072)	(698)	(679)	(642)	(2,611)	(2,183)
Royalties	(313)	(282)	(179)	(1,030)	(699)	(45)	(39)	(24)	(142)	(84)
Other cash costs	(54)	(43)	(43)	(182)	(134)	(8)	(6)	(6)	(25)	(16)
Total cash costs	(5,166)	(5,284)	(5,017)	(20,238)	(18,905)	(751)	(724)	(671)	(2,778)	(2,283)
Retrenchment costs	(64)	(23)	(39)	(166)	(110)	(9)	(3)	(5)	(23)	(14)
Rehabilitation and other non-cash costs	(529)	(106)	5	(756)	(182)	(78)	(15)	1	(109)	(22)
Production costs	(5,759)	(5,414)	(5,050)	(21,160)	(19,197)	(838)	(741)	(676)	(2,910)	(2,319)
Amortisation of tangible assets	(1,341)	(1,240)	(1,152)	(5,022)	(4,615)	(195)	(170)	(154)	(690)	(555)
Amortisation of intangible assets	(7)	(4)	(4)	(18)	(18)	(1)	-	-	(2)	(2)
Total production costs	(7,107)	(6,658)	(6,206)	(26,200)	(23,830)	(1,034)	(912)	(830)	(3,602)	(2,876)
Inventory change	92	(1)	(13)	367	610	13	1	(2)	52	63
	(7,016)	(6,659)	(6,219)	(25,833)	(23,220)	(1,021)	(911)	(833)	(3,550)	(2,813)

4. Loss on non-hedge derivatives and other commodity contracts

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
(Loss) gain on realised non-hedge derivatives	-	(745)	(494)	(2,073)	2,476	-	(101)	(66)	(277)	254
Loss on hedge buy-back costs	(7,316)	(11,639)	-	(18,954)	(6,315)	(1,061)	(1,637)	-	(2,698)	(797)
Gain (loss) on unrealised non-hedge derivatives	6,787	11,343	(2,212)	15,891	(8,095)	985	1,586	(297)	2,273	(990)
	(529)	(1,041)	(2,706)	(5,136)	(11,934)	(77)	(152)	(363)	(702)	(1,533)

Rounding of figures may result in computational discrepancies.

5. Other operating (expenses) income

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	45	(24)	29	(28)	(44)	7	(3)	4	(3)	(5)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	(72)	(26)	31	(121)	(31)	(11)	(4)	4	(17)	(3)
Miscellaneous	-	-	(2)	-	(5)	-	-	-	-	-
	(27)	(50)	58	(149)	(80)	(4)	(7)	8	(20)	(8)

6. Special items

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Indirect tax expenses and legal claims	(46)	-	(240)	(125)	(219)	(6)	-	(32)	(17)	(29)
Mandatory convertible bonds issue discount, underwriting and professional fees	5	(401)	-	(396)	-	1	(56)	-	(56)	-
Net (impairments) reversals of tangible assets (note 9)	(399)	(92)	5,209	(634)	5,115	(59)	(13)	696	(91)	683
Recovery (loss) on consignment stock	-	39	14	39	(95)	-	5	2	5	(12)
Impairment of other receivables	(11)	(4)	-	(67)	(66)	(2)	(1)	-	(9)	(7)
Contractor termination costs at Geita Gold Mining Limited	-	-	-	(8)	-	-	-	-	(1)	-
Insurance claim recovery	31	93	54	134	54	4	14	7	19	7
Royalties received	41	15	-	56	-	6	2	-	8	-
Net (loss) profit on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	(81)	(74)	(275)	(191)	420	(11)	(10)	(37)	(25)	49
Impairment of investment (note 9)	(16)	-	-	(16)	-	(2)	-	-	(2)	-
Profit on disposal of investments (note 9)	269	-	-	314	-	37	-	-	43	-
	(208)	(424)	4,761	(894)	5,209	(31)	(60)	636	(126)	691

7. Finance costs and unwinding of obligations

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Finance costs	(259)	(189)	(191)	(834)	(835)	(38)	(26)	(26)	(115)	(101)
Unwinding of obligations, accretion of convertible bonds and other discounts	(98)	(96)	(77)	(369)	(311)	(14)	(13)	(10)	(51)	(38)
	(357)	(285)	(268)	(1,203)	(1,146)	(52)	(39)	(36)	(166)	(139)

8. Taxation

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009	Dec 2010	Sep 2010	Dec 2009	Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
South African taxation										
Mining tax	-	84	(60)	-	(153)	-	13	(8)	-	(19)
Non-mining tax	(53)	71	(10)	(112)	(89)	(8)	10	(1)	(13)	(10)
Over (under) provision prior year	34	618	7	628	(33)	5	87	1	89	(4)
Deferred taxation										
Temporary differences	80	1,311	(180)	1,377	(535)	12	184	(24)	195	(61)
Unrealised non-hedge derivatives and other commodity contracts	(461)	(2,152)	204	(2,353)	1,451	(67)	(301)	27	(334)	181
Change in estimated deferred tax rate	39	(7)	156	39	156	6	(1)	21	6	21
	(361)	(76)	118	(421)	797	(52)	(7)	16	(57)	108
Foreign taxation										
Normal taxation	(617)	(358)	(335)	(1,628)	(1,113)	(90)	(49)	(45)	(226)	(138)
Over provision prior year	46	29	90	17	50	7	4	12	3	7
Deferred taxation										
Temporary differences	54	87	(1,410)	37	(1,220)	8	12	(188)	7	(164)
Unrealised non-hedge derivatives and other commodity contracts	-	-	15	(23)	314	-	-	2	(3)	40
	(517)	(242)	(1,640)	(1,597)	(1,969)	(75)	(33)	(219)	(219)	(255)
	(878)	(318)	(1,522)	(2,018)	(1,172)	(127)	(41)	(204)	(276)	(147)

Rounding of figures may result in computational discrepancies.

9. Headline earnings (loss)

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2010 Unaudited	Sep 2010 Unaudited	Dec 2009 Unaudited	Dec 2010 Unaudited	Dec 2009 Audited	Dec 2010 Unaudited	Sep 2010 Unaudited	Dec 2009 Unaudited	Dec 2010 Unaudited	Dec 2009 Audited
	SA Rand million					US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):										
Profit (loss) attributable to equity shareholders	404	443	3,179	637	(2,762)	56	51	424	76	(320)
Net impairments (reversals) of tangible assets (note 6)	399	92	(5,209)	634	(5,115)	59	13	(696)	91	(683)
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 6)	81	74	275	191	(420)	11	10	37	25	(49)
Impairment of investment (note 6)	16	-	-	16	-	2	-	-	2	-
Profit on disposal of investments (note 6)	(269)	-	-	(314)	-	(37)	-	-	(43)	-
Impairment of investment in associates and joint ventures	166	-	75	157	76	23	-	10	24	10
Reversal of impairment in associates	(94)	(74)	(75)	(126)	(75)	(13)	(10)	(10)	(19)	(10)
Special items of associates	-	(7)	1	(7)	1	-	(1)	-	(1)	-
Taxation on items above - current portion	-	-	(12)	4	145	-	-	(2)	-	18
Taxation on items above - deferred portion	(143)	(51)	1,414	(230)	1,360	(21)	(7)	189	(33)	182
	561	476	(353)	962	(6,790)	79	55	(48)	122	(852)
Cents per share [1]										
Headline earnings (loss)	146	129	(96)	259	(1,880)	21	15	(13)	33	(236)

[1] Calculated on the basic weighted average number of ordinary shares.

10. Number of shares

	Quarter ended			Year ended	
	Dec 2010 Unaudited	Sep 2010 Unaudited	Dec 2009 Unaudited	Dec 2010 Unaudited	Dec 2009 Audited
Authorised number of shares:					
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	381,204,080	380,966,077	362,240,669	381,204,080	362,240,669
E ordinary shares in issue	2,806,126	2,837,150	3,794,998	2,806,126	3,794,998
Total ordinary shares:	384,010,206	383,803,227	366,035,667	384,010,206	366,035,667
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:					
Ordinary shares	381,103,478	364,556,377	362,137,200	367,664,700	356,563,773
E ordinary shares	2,818,699	2,954,409	3,809,476	3,182,662	3,873,169
Fully vested options	797,875	905,619	539,666	1,023,459	791,353
Weighted average number of shares	384,720,052	368,416,405	366,486,342	371,870,821	361,228,295
Dilutive potential of share options	1,493,052	1,113,099	1,205,730	1,569,606	-
Diluted number of ordinary shares [1]	386,213,104	369,529,504	367,692,072	373,440,427	361,228,295

[1] *The basic and diluted number of ordinary shares is the same for the year ended December 2009 as the effects of shares for performance related options are anti-dilutive.*

11. Share capital and premium

	As at			As at		
	Dec 2010 Unaudited	Sep 2010 Unaudited	Dec 2009 Audited	Dec 2010 Unaudited	Sep 2010 Unaudited	Dec 2009 Audited
	SA Rand million			US Dollar million		
Balance at beginning of period	40,662	40,662	38,246	5,935	5,935	5,625
Ordinary shares issued	5,771	5,733	2,438	812	806	312
E ordinary shares cancelled	(90)	(85)	(22)	(13)	(12)	(2)
Sub-total	46,343	46,310	40,662	6,734	6,729	5,935
Redeemable preference shares held within the group	(313)	(313)	(313)	(53)	(53)	(53)
Ordinary shares held within the group	(139)	(181)	(212)	(22)	(28)	(32)
E ordinary shares held within the group	(213)	(218)	(303)	(32)	(33)	(45)
Balance at end of period	45,678	45,598	39,834	6,627	6,615	5,805

Rounding of figures may result in computational discrepancies.

12. Exchange rates

	Dec 2010 Unaudited	Sep 2010 Unaudited	Dec 2009 Unaudited
ZAR/USD average for the year to date	**7.30**	7.45	8.39
ZAR/USD average for the quarter	**6.88**	7.31	7.47
ZAR/USD closing	**6.57**	6.96	7.44
ZAR/AUD average for the year to date	**6.71**	6.68	6.56
ZAR/AUD average for the quarter	**6.80**	6.61	6.80
ZAR/AUD closing	**6.70**	6.73	6.67
BRL/USD average for the year to date	**1.76**	1.78	2.00
BRL/USD average for the quarter	**1.70**	1.75	1.74
BRL/USD closing	**1.67**	1.69	1.75
ARS/USD average for the year to date	**3.91**	3.89	3.73
ARS/USD average for the quarter	**3.96**	3.94	3.81
ARS/USD closing	**3.97**	3.96	3.80

13. Capital commitments

	Dec 2010 Unaudited	Sep 2010 Unaudited	Dec 2009 Audited	Dec 2010 Unaudited	Sep 2010 Unaudited	Dec 2009 Audited
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [(1)]	**1,156**	1,624	976	**176**	233	131

[(1)] Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 December 2010 are detailed below:

Contingencies and guarantees	SA Rand million	US Dollar million
Contingent liabilities		
Groundwater pollution [(1)]	-	-
Deep groundwater pollution – South Africa [(2)]	-	-
Sales tax on gold deliveries – Brazil [(3)]	587	89
Other tax disputes – Brazil [(4)]	219	34
Indirect taxes – Ghana [(5)]	70	11
Contingent assets		
Royalty – Boddington Gold Mine [(6)]	-	-
Royalty – Tau Lekoa Gold Mine [(7)]	-	-
Financial Guarantees		
Oro Group (Pty) Limited [(8)]	100	15
	976	**149**

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future

potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $55m. In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the company's attributable share of the assessment is approximately $34m. The company believes both assessments are in violation of federal legislation on sales taxes.

(4) Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $10m.

AngloGold Ashanti subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $24m.

(5) Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $11m during September 2009 in respect of 2006, 2007 and 2008 tax years following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R657m. Royalties of $2m, R17m were received during the quarter.

(7) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable.

The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties of $3m, R21m were received during the quarter.

(8) Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $15m, R100m. The suretyship agreements have a termination notice period of 90 days.

15. Concentration of risk

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government:

- Recoverable value added tax due from the Tanzanian government amounts to $49m at 31 December 2010 (30 September 2010: $48m). The last audited value added tax return was for the period ended 31 October 2010 and at the reporting date the audited amount was $49m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.

- Recoverable fuel duties from the Tanzanian government amounts to $62m at 31 December 2010 (30 September 2010: $55m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $43m have been lodged with the Customs and Excise authorities which are still outstanding, whilst claims for a refund of $19m have not yet been submitted. The amounts outstanding have been discounted to their present value at a rate of 7.82%.

16. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

17. Announcements

On 7 October 2010, AngloGold Ashanti completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price. As a result, the company will sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.

On 26 October 2010, shareholders in a general meeting approved a specific authority to place up to 18,140,000 ordinary shares of the company under the control of the directors for purposes of the conversion of the $789m 6% mandatory convertible subordinated bonds due 2013 issued on 15 September 2010.

AngloGold Ashanti realised net proceeds from the sale of its entire holding of shares in Vancouver-based gold producer B2Gold Corporation ("B2Gold"). The stake, equivalent to about 10.17% of B2Gold's outstanding shares were sold on 9 November 2010 in an orderly fashion, after the markets closed.

On 11 November 2010, AngloGold Ashanti announced that the development of the Tropicana Gold Project in Western Australia had been approved by the boards of AngloGold Ashanti (70% interest) and Independence Group NL (30% interest). It is anticipated that the project will produce 3.45 million ounces of gold over a ten year mine life at a total cash cost of $696/oz to $715/oz[1]. In the first three years of operation, gold production is expected to be between 470,000oz and 490,000oz per annum at a cash cost of $568/oz to $588/oz[1]. Capital expenditure, including pre-production operating costs, is estimated at $676m to $725m (Real) or $711m to $760m (Nominal including escalation).

[1] *Assumes an exchange rate of A$:US$0.98.*

18. Dividend

The directors declared Final Dividend No. 109 of 80 (Final Dividend No. 107: 70) South African cents per ordinary share for the year ended 31 December 2010. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2011
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 3 March
Last date to trade ordinary shares cum dividend	Friday, 4 March
Last date to register transfers of certificated securities cum dividend	Friday, 4 March
Ordinary shares trade ex dividend	Monday, 7 March
Record date	Friday, 11 March
Payment date	Friday, 18 March

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with further requirements of Strate, between Monday, 7 March 2011 and Friday, 11 March 2011, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2011
Ex dividend on New York Stock Exchange	Wednesday, 9 March
Record date	Friday, 11 March
Approximate date for currency conversion	Friday, 18 March
Approximate payment date of dividend	Monday, 28 March

Assuming an exchange rate of R7.2728/$, the dividend payable per ADS is equivalent to 11 US cents. This compares with the final dividend of 9.4957 US cents per ADS paid on 29 March 2010. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2011
Last date to trade and to register GhDSs cum dividend	Friday, 4 March
GhDSs trade ex dividend	Monday, 7 March
Record date	Friday, 11 March
Approximate payment date of dividend	Monday, 21 March

Assuming an exchange rate of R1/¢0.2069, the dividend payable per share is equivalent to 0.1655 cedis. This compares with the final dividend of 0.1322 cedis per share paid on 19 March 2010. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.

In addition, directors declared Dividend No. E9 of 40 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 18 March 2011.

19. **Detailed report**

This report contains a summary of the results of AngloGold Ashanti's operations. A detailed report appears on the internet and is obtainable in printed format from the investor relations contacts, whose details, along with the website address, appear at the end of this report.

By order of the Board

T T MBOWENI   **M CUTIFANI**
Chairman   Chief Executive Officer

15 February 2011

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A Adjusted headline (loss) earnings

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec	Sep	Dec	Dec	Dec	Dec	Sep	Dec	Dec	Dec
	2010	2010	2009	2010	2009	2010	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline earnings (loss) (note 9)	**561**	476	(353)	962	(6,790)	**79**	55	(48)	122	(852)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(6,787)**	(11,343)	2,212	(15,891)	8,095	**(985)**	(1,586)	297	(2,273)	990
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	**461**	2,152	(219)	2,376	(1,765)	**67**	301	(29)	337	(221)
Fair value adjustment on option component of convertible bonds	**280**	166	66	(39)	249	**41**	24	9	1	33
Fair value loss on mandatory convertible bonds	**222**	160	-	382	-	**33**	22	-	55	-
Adjusted headline (loss) earnings [1]	**(5,263)**	(8,389)	1,706	(12,210)	(211)	**(764)**	(1,184)	228	(1,758)	(50)
Hedge buy-back and related costs net of taxation	**7,289**	10,573	-	17,862	6,006	**1,058**	1,487	-	2,545	758
Adjusted headline earnings excluding hedge buy-back costs [1]	**2,026**	2,184	1,706	5,652	5,795	**294**	303	228	787	708
Cents per share [2]										
Adjusted headline (loss) earnings [1]	**(1,368)**	(2,277)	466	(3,283)	(58)	**(199)**	(321)	62	(473)	(14)
Adjusted headline earnings excluding hedge buy-back costs [1]	**527**	593	466	1,520	1,604	**76**	82	62	212	196

[1] *(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*

- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Adjusted headline (loss) earnings is intended to illustrate earnings after adjusting for:

- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;*
- *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;*
- *During the June 2008 quarter the hedge book was reduced and non-hedge derivative contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL), uranium contracts of 1m pounds were cancelled. In the September 2009 quarter the hedge book was further reduced and contracts to the value of $797m were accelerated and settled. The impact on earnings after taxation was $916m in 2008 and $758m in 2009;*
- *In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in the September 2010 quarter. In the December 2010 quarter the hedge book was fully settled and hedge contracts to the value of $1.1bn were accelerated and settled. The impact on earnings after taxation was $1.1bn in the December 2010 quarter;*
- *The unrealised fair value change on the option component of the convertible bonds;*
- *The unrealised fair value change on the onerous uranium contracts; and*
- *The unrealised fair value change of the warrants on shares and the embedded derivative.*

[2] *Calculated on the basic weighted average number of ordinary shares.*

B Adjusted gross (loss) profit

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec	Sep	Dec	Dec	Dec	Dec	Sep	Dec	Dec	Dec
	2010	2010	2009	2010	2009	2010	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit (loss) to adjusted gross (loss) profit: [1]										
Gross profit (loss)	**3,069**	2,672	309	7,864	(4,409)	**445**	357	40	1,082	(578)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(6,787)**	(11,343)	2,212	(15,891)	8,095	**(985)**	(1,586)	297	(2,273)	990
Adjusted gross (loss) profit [1]	**(3,718)**	(8,670)	2,521	(8,027)	3,686	**(540)**	(1,229)	337	(1,191)	412
Hedge buy-back costs (note 4)	**7,316**	11,639	-	18,954	6,315	**1,061**	1,637	-	2,698	797
Adjusted gross profit excluding hedge buy-back costs [1]	**3,598**	2,969	2,521	10,927	10,001	**522**	408	337	1,507	1,209

[1] Adjusted gross (loss) profit excludes unrealised non-hedge derivatives and other commodity contracts.

C Price received

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec	Sep	Dec	Dec	Dec	Dec	Sep	Dec	Dec	Dec
	2010	2010	2009	2010	2009	2010	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
Gold income (note 2)	**10,614**	10,372	9,234	38,833	30,745	**1,543**	1,420	1,236	5,334	3,768
Adjusted for non-controlling interests	**(320)**	(294)	(302)	(1,173)	(1,056)	**(47)**	(40)	(44)	(161)	(132)
	10,294	10,078	8,932	37,660	29,689	**1,496**	1,380	1,192	5,173	3,636
(Loss) gain on realised non-hedge derivatives (note 4)	**-**	(745)	(494)	(2,073)	2,476	**-**	(101)	(66)	(277)	254
Hedge buy-back costs (note 4)	**(7,316)**	(11,639)	-	(18,954)	(6,315)	**(1,061)**	(1,637)	-	(2,698)	(797)
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives	**600**	544	826	2,420	2,975	**87**	74	110	330	357
Attributable gold income including realised non-hedge derivatives	**3,578**	(1,762)	9,264	19,053	28,825	**522**	(284)	1,236	2,528	3,450
Attributable gold sold - kg / - oz (000)	**35,900**	36,894	37,359	140,240	142,837	**1,154**	1,186	1,201	4,509	4,592
Revenue price per unit - R/kg / - $/oz	**99,671**	(47,750)	247,985	135,862	201,805	**452**	(239)	1,029	561	751
Attributable gold income including realised non-hedge derivatives as above	**3,578**	(1,762)	9,264	19,053	28,825	**522**	(284)	1,236	2,528	3,450
Hedge buy-back costs (note 4)	**7,316**	11,639	-	18,954	6,315	**1,061**	1,637	-	2,698	797
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs	**10,894**	9,877	9,264	38,007	35,140	**1,584**	1,353	1,236	5,226	4,247
Attributable gold sold - kg / - oz (000)	**35,900**	36,894	37,359	140,240	142,837	**1,154**	1,186	1,201	4,509	4,592
Revenue price per unit normalised for hedge buy-back costs - R/kg / - $/oz	**303,454**	267,707	247,985	271,018	246,048	**1,372**	1,141	1,029	1,159	925

Rounding of figures may result in computational discrepancies.

	Quarter ended Dec 2010	Sep 2010	Dec 2009	Year ended Dec 2010	Dec 2009	Quarter ended Dec 2010	Sep 2010	Dec 2009	Year ended Dec 2010	Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
D Total costs										
Total cash costs (note 3)	5,166	5,284	5,017	20,238	18,905	751	724	671	2,778	2,283
Adjusted for non-controlling interests and non-gold producing companies	(226)	(193)	(121)	(642)	(777)	(33)	(26)	(16)	(90)	(91)
Associates' and equity accounted joint ventures' share of total cash costs	361	365	384	1,407	1,412	53	50	51	193	171
Total cash costs adjusted for non-controlling interests and non-gold producing companies	5,301	5,456	5,280	21,003	19,540	771	747	706	2,881	2,363
Retrenchment costs (note 3)	64	23	39	166	110	9	3	5	23	14
Rehabilitation and other non-cash costs (note 3)	529	106	(5)	756	182	78	15	(1)	109	22
Amortisation of tangible assets (note 3)	1,341	1,240	1,152	5,022	4,615	195	170	154	690	555
Amortisation of intangible assets (note 3)	7	4	4	18	18	1	-	-	2	2
Adjusted for non-controlling interests and non-gold producing companies	(104)	(67)	9	(266)	(108)	(15)	(9)	2	(37)	(12)
Associates and equity accounted joint ventures' share of production costs	55	19	80	105	218	8	2	12	15	26
Total production costs adjusted for non-controlling interests and non-gold producing companies	7,193	6,781	6,558	26,804	24,575	1,047	929	878	3,683	2,970
Gold produced - kg / - oz (000)	35,703	36,129	36,767	140,418	143,049	1,148	1,162	1,182	4,515	4,599
Total cash cost per unit - R/kg / -$/oz	148,474	151,007	143,596	149,577	136,595	672	643	598	638	514
Total production cost per unit - R/kg / -$/oz	201,465	187,695	178,379	190,889	171,795	912	800	743	816	646
E EBITDA										
Operating profit (loss)	1,978	1,382	4,317	3,786	(1,859)	285	178	576	518	(209)
Amortisation of tangible assets (note 3)	1,341	1,240	1,152	5,022	4,615	195	170	154	690	555
Amortisation of intangible assets (note 3)	7	4	4	18	18	1	-	-	2	2
Net impairments of tangible assets (note 6)	399	92	(5,209)	634	(5,115)	59	13	(696)	91	(683)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	(6,787)	(11,343)	2,212	(15,891)	8,095	(985)	(1,586)	297	(2,273)	990
Loss on hedge buy-back costs (note 4)	7,316	11,639	-	18,954	6,315	1,061	1,637	-	2,698	797
Mandatory convertible bonds issue discount, underwriting and professional fees (note 6)	(5)	401	-	396	-	(1)	56	-	56	-
Exchange effects of equity raising	-	21	-	21	-	-	3	-	3	-
RMB derivative contracts buy-back costs	-	-	331	-	728	-	-	43	-	94
Share of associates' EBITDA	182	197	348	936	1,394	27	27	47	128	166
Impairment of investments (note 6)	16	-	-	16	-	2	-	-	2	-
Loss (profit) on disposal and abandonment of assets (note 6)	81	74	275	191	(420)	11	10	37	25	(49)
Profit on disposal of investment (note 6)	(269)	-	-	(314)	-	(37)	-	-	(43)	-
	4,260	3,706	3,430	13,769	13,771	619	509	458	1,897	1,663
F Interest cover										
EBITDA (note E)	4,260	3,706	3,430	13,769	13,771	619	509	458	1,897	1,663
Finance costs (note 7)	259	189	191	834	835	38	26	26	115	101
Capitalised finance costs	-	-	-	-	135	-	-	-	-	15
	259	189	191	834	970	38	26	26	115	116
Interest cover - times	16	20	18	17	14	16	20	18	16	14
G Free cash flow										
Net cash (outflow) inflow from operating activities	(2,236)	(7,783)	3,610	(5,730)	3,781	(382)	(1,126)	465	(942)	502
Stay-in-business capital expenditure	(1,892)	(1,296)	(1,579)	(5,279)	(5,078)	(268)	(177)	(203)	(723)	(606)
	(4,128)	(9,079)	2,031	(11,009)	(1,297)	(650)	(1,303)	262	(1,665)	(104)

	As at Dec 2010	As at Sep 2010	As at Dec 2009	As at Dec 2010	As at Sep 2010	As at Dec 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million			US Dollar million		
H Net asset value - cents per share						
Total equity	27,023	27,355	22,524	4,113	3,930	3,030
Mandatory convertible bonds	5,739	5,860	-	874	842	-
	32,762	33,215	22,524	4,987	4,772	3,030
Number of ordinary shares in issue - million (note 10)	384	384	366	384	384	366
Net asset value - cents per share	8,532	8,654	6,153	1,299	1,243	828
Total equity	27,023	27,355	22,524	4,113	3,930	3,030
Mandatory convertible bonds	5,739	5,860	-	874	842	-
Intangible assets	(1,277)	(1,296)	(1,316)	(194)	(186)	(177)
	31,485	31,919	21,208	4,793	4,586	2,853
Number of ordinary shares in issue - million (note 10)	384	384	366	384	384	366
Net tangible asset value - cents per share	8,199	8,317	5,794	1,248	1,195	779
I Net debt						
Borrowings - long-term portion	11,148	11,503	4,862	1,697	1,653	654
Borrowings - short-term portion	876	1,864	9,493	133	268	1,277
Total borrowings [(1)]	12,024	13,367	14,355	1,830	1,921	1,931
Corporate office lease	(259)	(259)	(258)	(39)	(37)	(35)
Unamortised portion on the convertible bonds	734	696	1,019	112	100	137
Cash restricted for use	(283)	(298)	(481)	(43)	(43)	(65)
Cash and cash equivalents	(3,776)	(9,313)	(8,176)	(575)	(1,338)	(1,100)
Net debt excluding mandatory convertible bonds	8,440	4,193	6,459	1,285	603	868

(1) Borrowings exclude the mandatory convertible bonds of $874m, R5,739m.

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,147	-	-	-	3,147
Mined	- 000 tons	1,573	465	288	514	2,839
Milled / Treated	- 000 tons	1,845	463	174	539	3,020
Yield	- oz/t	0.230	0.141	0.159	0.188	0.205
Gold produced	- oz (000)	424	65	28	101	618
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,986	54	-	-	3,040
Yield	- oz/t	0.017	0.018	-	1.000	0.017
Gold produced	- oz (000)	52	1	-	-	53
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	17,919	1,771	-	19,689
Mined	- 000 tons	-	34,046	4,183	8,500	46,729
Treated	- 000 tons	-	6,550	820	286	7,656
Stripping ratio	- ratio	-	4.07	5.12	25.80	5.05
Yield	- oz/t	-	0.046	0.091	0.164	0.055
Gold produced	- oz (000)	-	299	74	47	420
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,525	-	17,759	19,284
Placed	- 000 tons	-	340	-	5,608	5,948
Stripping ratio	- ratio	-	5.55	-	2.19	2.33
Yield	- oz/t	-	0.028	-	0.012	0.013
Gold placed	- oz (000)	-	10	-	65	75
Gold produced	- oz (000)	-	9	-	48	57
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.07	11.10	67.29	19.88	9.30
TOTAL						
Subsidiaries' gold produced	- oz (000)	476	313	102	196	1,087
Joint ventures' gold produced	- oz (000)	-	61	-	-	61
Attributable gold produced	- oz (000)	476	374	102	196	1,148
Minority gold produced	- oz (000)	-	12	-	23	36
Subsidiaries' gold sold	- oz (000)	476	312	105	198	1,090
Joint ventures' gold sold	- oz (000)	-	64	-	-	64
Attributable gold sold	- oz (000)	476	376	105	198	1,154
Minority gold sold	- oz (000)	-	12	-	24	37
Spot price	- $/oz	1,370	1,370	1,370	1,370	1,370
Price received	- $/oz sold	368	582	273	504	452
Price received excluding hedge buy-back costs	- $/oz sold	1,373	1,370	1,368	1,374	1,372
Total cash costs	- $/oz produced	616	790	894	465	672
Total production costs	- $/oz produced	870	997	992	798	912

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED DECEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	654	532	143	301	-	1,630	(87)	1,543
Cash costs	(318)	(305)	(91)	(142)	5	(851)	53	(798)
By-products revenue	25	1	-	21	-	47	-	47
Total cash costs	(293)	(304)	(91)	(121)	5	(804)	53	(751)
Retrenchment costs	(7)	(1)	-	(1)	-	(9)	-	(9)
Rehabilitation and other non-cash costs	(22)	(30)	1	(32)	-	(83)	5	(78)
Amortisation of assets	(92)	(47)	(11)	(46)	(3)	(199)	3	(196)
Total production costs	(414)	(381)	(101)	(200)	2	(1,095)	61	(1,034)
Inventory change	-	(10)	(2)	24	-	13	1	13
Cost of sales	(414)	(391)	(103)	(176)	2	(1,082)	61	(1,021)
Adjusted gross profit (loss) excluding hedge buy-back costs	**239**	**141**	**41**	**125**	**2**	**548**	**(26)**	**522**
Hedge buy-back costs	(478)	(296)	(115)	(172)	-	(1,061)	-	(1,061)
Adjusted gross (loss) profit	**(239)**	**(155)**	**(75)**	**(47)**	**2**	**(513)**	**(26)**	**(540)**
Unrealised non-hedge derivatives and other commodity contracts	189	795	-	1	-	985	-	985
Gross profit (loss)	**(50)**	**640**	**(75)**	**(46)**	**2**	**471**	**(26)**	**445**
Corporate and other costs	(3)	(6)	(1)	(18)	(51)	(79)	-	(80)
Exploration	(1)	(13)	(13)	(11)	(12)	(50)	1	(49)
Intercompany transactions	-	(12)	-	(1)	13	-	-	-
Special items	(60)	(7)	3	35	(2)	(31)	-	(31)
Operating profit (loss)	**(114)**	**602**	**(86)**	**(40)**	**(51)**	**311**	**(26)**	**285**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(3)	(1)	2	(106)	(109)	-	(109)
Exchange (loss) gain	-	4	-	11	(1)	14	(1)	14
Share of equity accounted investments profit	-	-	-	(1)	(11)	(12)	21	9
Profit (loss) before taxation	(115)	604	(86)	(29)	(169)	204	(5)	199
Taxation	(51)	(40)	(12)	(28)	(1)	(132)	5	(127)
Profit (loss) for the period	**(166)**	**564**	**(98)**	**(57)**	**(170)**	**72**	**-**	**72**
Equity shareholders	(166)	559	(98)	(68)	(171)	56	-	56
Non-controlling interests	-	4	-	11	1	16	-	16
Operating profit (loss)	(114)	602	(86)	(40)	(51)	311	(26)	285
Unrealised non-hedge derivatives and other commodity contracts	(189)	(795)	-	(1)	-	(985)	-	(985)
Hedge buy-back and related costs	478	296	115	172	-	1,061	-	1,061
Intercompany transactions	-	12	-	1	(13)	-	-	-
Special items	68	2	-	(36)	1	34	-	34
Share of associates' EBIT	-	-	-	(1)	(1)	(2)	26	24
EBIT	**243**	**117**	**29**	**95**	**(63)**	**420**	**-**	**420**
Amortisation of assets	92	47	11	46	3	199	(3)	196
Share of associates' amortisation	-	-	-	-	-	-	3	3
EBITDA	**335**	**163**	**40**	**141**	**(60)**	**619**	**-**	**619**
Profit (loss) attributable to equity shareholders	(166)	559	(98)	(68)	(171)	56	-	56
Special items	68	2	-	(36)	1	34	-	34
Share of associates' special items	-	-	-	-	10	10	-	10
Taxation on items above	(20)	(1)	-	-	-	(21)	-	(21)
Headline earnings (loss)	**(119)**	**560**	**(98)**	**(104)**	**(160)**	**79**	**-**	**79**
Unrealised non-hedge derivatives and other commodity contracts	(189)	(795)	-	(1)	-	(985)	-	(985)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	67	-	-	-	-	67	-	67
Fair value adjustment on option component of convertible bond	-	-	-	-	41	41	-	41
Fair value loss on mandatory convertible bond	-	-	-	-	33	33	-	33
Hedge buy-back and related costs net of taxation	475	296	115	172	-	1,058	-	1,058
Adjusted headline earnings (loss) excluding hedge buy-back costs	**234**	**61**	**17**	**68**	**(86)**	**294**	**-**	**294**
Ore reserve development capital	66	9	3	16	-	93	-	93
Stay-in-business capital	55	73	4	41	3	177	(2)	175
Project capital	23	14	3	54	-	95	(12)	82
Total capital expenditure	**144**	**97**	**10**	**111**	**3**	**365**	**(15)**	**350**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED SEPTEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,221	-	-	-	3,221
Mined	- 000 tons	2,013	452	117	570	3,151
Milled / Treated	- 000 tons	1,877	480	144	564	3,065
Yield	- oz/t	0.227	0.147	0.092	0.193	0.202
Gold produced	- oz (000)	425	71	13	109	618
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,792	314	-	-	3,106
Yield	- oz/t	0.019	0.015	-	-	0.018
Gold produced	- oz (000)	53	5	-	-	57
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	14,492	1,748	-	16,240
Mined	- 000 tons	-	29,361	4,053	8,231	41,646
Treated	- 000 tons	-	5,873	862	271	7,006
Stripping ratio	- ratio	-	4.54	3.86	26.04	5.47
Yield	- oz/t	-	0.049	0.092	0.173	0.059
Gold produced	- oz (000)	-	288	80	47	414
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,661	-	16,507	18,168
Placed	- 000 tons	-	256	-	6,017	6,273
Stripping ratio	- ratio	-	8.43	-	1.87	2.07
Yield	- oz/t	-	0.030	-	0.014	0.014
Gold placed	- oz (000)	-	8	-	82	90
Gold produced	- oz (000)	-	10	-	62	72
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.17	11.19	62.31	23.15	9.55
TOTAL						
Subsidiaries' gold produced	- oz (000)	478	310	93	218	1,099
Joint ventures' gold produced	- oz (000)	-	63	-	-	63
Attributable gold produced	- oz (000)	478	373	93	218	1,162
Minority gold produced	- oz (000)	-	11	-	24	35
Subsidiaries' gold sold	- oz (000)	513	306	87	220	1,125
Joint ventures' gold sold	- oz (000)	-	61	-	-	61
Attributable gold sold	- oz (000)	513	367	87	220	1,186
Minority gold sold	- oz (000)	-	11	-	25	36
Spot price	- $/oz	1,226	1,226	1,226	1,226	1,226
Price received	- $/oz sold	(287)	(62)	(405)	(359)	(239)
Price received excluding hedge buy-back costs	- $/oz sold	1,135	1,152	1,141	1,137	1,141
Total cash costs	- $/oz produced	594	725	1,064	433	643
Total production costs	- $/oz produced	772	879	1,142	573	800

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED SEPTEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	582	436	99	277	-	1,394	(75)	1,319
Cash costs	(293)	(279)	(99)	(139)	6	(805)	50	(754)
By-products revenue	10	1	-	19	1	31	-	31
Total cash costs	(284)	(278)	(99)	(119)	7	(774)	50	(724)
Retrenchment costs	(3)	-	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(2)	(13)	-	(1)	-	(15)	-	(15)
Amortisation of assets	(81)	(46)	(7)	(36)	(2)	(173)	2	(170)
Total production costs	(369)	(336)	(106)	(157)	4	(965)	53	(912)
Inventory change	(24)	9	2	14	-	2	(1)	1
Cost of sales	(393)	(327)	(104)	(143)	4	(963)	51	(911)
Adjusted gross profit (loss) excluding hedge buy-back costs	**189**	**109**	**(5)**	**134**	**4**	**431**	**(23)**	**408**
Hedge buy-back costs	(729)	(446)	(134)	(328)	-	(1,637)	-	(1,637)
Adjusted gross (loss) profit	**(540)**	**(337)**	**(139)**	**(194)**	**4**	**(1,206)**	**(23)**	**(1,229)**
Unrealised non-hedge derivatives and other commodity contracts	915	251	-	420	-	1,586	-	1,586
Gross profit (loss)	**375**	**(86)**	**(139)**	**226**	**4**	**380**	**(23)**	**357**
Corporate and other costs	(3)	(4)	-	(9)	(43)	(58)	-	(59)
Exploration	-	(11)	(14)	(23)	(13)	(61)	-	(60)
Intercompany transactions	-	(12)	-	(1)	13	-	-	-
Special items	(8)	(1)	2	-	(52)	(58)	(1)	(60)
Operating profit (loss)	**365**	**(113)**	**(152)**	**193**	**(90)**	**202**	**(24)**	**178**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	-	1	(74)	(78)	-	(78)
Exchange (loss) gain	-	(8)	-	(6)	(4)	(19)	3	(16)
Share of equity accounted investments profit	-	-	-	-	12	12	8	21
Profit (loss) before taxation	363	(124)	(152)	187	(156)	118	(13)	106
Taxation	18	(32)	3	(17)	(24)	(53)	13	(41)
Profit (loss) for the period	**381**	**(156)**	**(149)**	**170**	**(180)**	**65**	**-**	**65**
Equity shareholders	381	(160)	(149)	161	(183)	51	-	51
Non-controlling interests	-	3	-	9	3	15	-	14
Operating profit (loss)	365	(113)	(152)	193	(90)	202	(24)	178
Unrealised non-hedge derivatives and other commodity contracts	(915)	(251)	-	(420)	-	(1,586)	-	(1,586)
Hedge buy-back and related costs	729	446	134	328	59	1,696	-	1,696
Intercompany transactions	-	12	-	1	(13)	-	-	-
Special items	20	-	-	-	1	22	1	23
Share of associates' EBIT	-	-	-	-	2	2	23	25
EBIT	**198**	**95**	**(17)**	**102**	**(42)**	**336**	**-**	**336**
Amortisation of assets	81	46	7	36	2	173	(2)	170
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**280**	**140**	**(10)**	**139**	**(39)**	**509**	**-**	**509**
Profit (loss) attributable to equity shareholders	381	(160)	(149)	161	(183)	51	-	51
Special items	20	-	-	-	1	22	1	23
Share of associates' special items	-	-	-	-	(10)	(10)	(1)	(12)
Taxation on items above	(6)	-	-	(1)	-	(7)	-	(7)
Headline earnings (loss)	**395**	**(159)**	**(149)**	**160**	**(192)**	**55**	**-**	**55**
Unrealised non-hedge derivatives and other commodity contracts	(915)	(251)	-	(420)	-	(1,586)	-	(1,586)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	301	-	-	-	-	301	-	301
Fair value adjustment on option component of convertible bond	-	-	-	-	24	24	-	24
Fair value loss on mandatory convertible bond	-	-	-	-	22	22	-	22
Hedge buy-back and related costs net of taxation	523	443	134	328	59	1,487	-	1,487
Adjusted headline earnings (loss)	**304**	**33**	**(15)**	**69**	**(86)**	**303**	**-**	**303**
Ore reserve development capital	65	9	4	14	-	93	-	93
Stay-in-business capital	22	33	4	25	1	85	(1)	84
Project capital	13	17	2	43	-	75	(10)	65
Total capital expenditure	**100**	**60**	**10**	**82**	**1**	**253**	**(11)**	**242**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED DECEMBER 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,562	-	-	-	3,562
Mined	- 000 tons	2,125	587	215	565	3,491
Milled / Treated	- 000 tons	1,918	551	162	576	3,207
Yield	- oz/t	0.205	0.161	0.168	0.202	0.195
Gold produced	- oz (000)	392	89	27	117	625
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,819	563	-	-	3,382
Yield	- oz/t	0.014	0.015	-	-	0.014
Gold produced	- oz (000)	39	8	-	-	47
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	16,055	1,975	-	18,030
Mined	- 000 tons	-	32,875	4,685	6,913	44,474
Treated	- 000 tons	-	6,129	903	292	7,325
Stripping ratio	- ratio	-	3.77	6.86	21.09	4.71
Yield	- oz/t	-	0.048	0.088	0.170	0.058
Gold produced	- oz (000)	-	292	80	50	422
HEAP LEACH OPERATION						
Mined	- 000 tons	-	451	-	15,510	15,961
Placed	- 000 tons	-	358	-	4,798	5,156
Stripping ratio	- ratio	-	2.05	-	2.24	2.23
Yield	- oz/t	-	0.114	-	0.014	0.021
Gold placed	- oz (000)	-	41	-	68	109
Gold produced	- oz (000)	-	28	-	60	88
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.31	12.61	74.90	22.49	9.40
TOTAL						
Subsidiaries' gold produced	- oz (000)	431	327	107	226	1,091
Joint ventures' gold produced	- oz (000)	-	91	-	-	91
Attributable gold produced	- oz (000)	431	418	107	226	1,182
Minority gold produced	- oz (000)	-	14	-	30	44
Subsidiaries' gold sold	- oz (000)	430	347	112	211	1,099
Joint ventures' gold sold	- oz (000)	-	102	-	-	102
Attributable gold sold	- oz (000)	430	449	112	211	1,201
Minority gold sold	- oz (000)	-	15	-	28	43
Spot price	- $/oz	1,100	1,100	1,100	1,100	1,100
Price received	- $/oz sold	1,017	1,038	1,022	1,039	1,029
Total cash costs	- $/oz produced	569	668	863	395	598
Total production costs	- $/oz produced	744	793	962	537	743

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED DECEMBER 2009 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	437	482	114	247	-	1,280	(111)	1,170
Cash costs	(254)	(289)	(93)	(121)	15	(742)	51	(691)
By-products revenue	9	1	-	10	(1)	20	-	20
Total cash costs	(246)	(288)	(92)	(111)	14	(723)	51	(671)
Retrenchment costs	(4)	-	-	(2)	-	(5)	-	(5)
Rehabilitation and other non-cash costs	4	(12)	(1)	5	-	(4)	5	1
Amortisation of assets	(76)	(41)	(10)	(31)	(2)	(161)	6	(154)
Total production costs	(321)	(341)	(103)	(139)	12	(893)	62	(830)
Inventory change	2	(18)	(3)	12	-	(7)	6	(2)
Cost of sales	(319)	(359)	(107)	(127)	12	(900)	68	(833)
Adjusted gross profit (loss)	**118**	**123**	**8**	**120**	**11**	**380**	**(43)**	**337**
Unrealised non-hedge derivatives and other commodity contracts	(86)	(133)	(4)	(74)	-	(297)	-	(297)
Gross (loss) profit	32	(10)	4	46	11	83	(43)	40
Corporate and other costs	(2)	(5)	-	-	(34)	(41)	-	(41)
Exploration	-	(4)	(15)	(25)	(15)	(59)	-	(59)
Intercompany transactions	-	(6)	3	-	3	-	-	-
Special items	(17)	689	(23)	(5)	(9)	636	1	636
Operating loss	**13**	**664**	**(31)**	**15**	**(43)**	**618**	**(42)**	**576**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	1	6	(3)	(30)	(27)	-	(27)
Exchange gain (loss)	-	(5)	-	(1)	76	71	-	71
Share of equity accounted investments profit	-	-	-	-	(2)	(2)	32	30
Loss before taxation	13	659	(25)	11	1	659	(10)	650
Taxation	(71)	(230)	28	(27)	86	(213)	10	(204)
Loss for the period	**(58)**	**429**	**3**	**(16)**	**88**	**446**	**-**	**446**
Equity shareholders	(58)	426	3	(27)	80	424	-	424
Non-controlling interests	-	4	-	11	8	22	-	22
Operating loss	13	664	(31)	15	(43)	618	(42)	576
Unrealised non-hedge derivatives and other commodity contracts	129	133	4	74	-	340	-	340
Intercompany transactions	-	6	(3)	-	(3)	-	-	-
Special items	27	(720)	23	4	8	(659)	-	(659)
Share of associates' EBIT	-	-	-	-	(2)	(2)	43	41
EBIT	**169**	**83**	**(7)**	**94**	**(41)**	**297**	**-**	**297**
Amortisation of assets	76	41	10	31	2	161	(6)	154
Share of associates' amortisation	-	-	-	-	-	-	6	6
EBITDA	**245**	**124**	**3**	**125**	**(38)**	**458**	**-**	**458**
Loss attributable to equity shareholders	(58)	426	3	(27)	80	424	-	424
Special items	27	(720)	23	4	8	(659)	-	(659)
Taxation on items above	(6)	191	(3)	6	-	187	-	187
Headline loss	**(37)**	**(104)**	**23**	**(18)**	**87**	**(48)**	**-**	**(48)**
Unrealised non-hedge derivatives and other commodity contracts	86	133	4	74	-	297	-	297
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	56	-	(1)	(1)	(84)	(29)	-	(29)
Fair value adjustment on option component of convertible bond	-	-	-	-	9	9	-	9
Adjusted headline earnings (loss)	**105**	**30**	**25**	**56**	**13**	**228**	**-**	**228**
Ore reserve development capital	64	15	6	14	-	99	-	99
Stay-in-business capital	37	33	2	30	4	105	(2)	104
Project capital	20	18	-	50	-	88	(2)	85
Total capital expenditure	**121**	**66**	**8**	**94**	**4**	**293**	**(4)**	**289**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS YEAR ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	13,182	-	-	-	13,182
Mined	- 000 tons	7,723	2,015	756	2,021	12,516
Milled / Treated	- 000 tons	7,564	1,987	571	2,105	12,227
Yield	- oz/t	0.212	0.150	0.131	0.187	0.194
Gold produced	- oz (000)	1,607	299	75	394	2,374
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	11,297	917	-	-	12,214
Yield	- oz/t	0.016	0.019	-	1.000	0.016
Gold produced	- oz (000)	179	18	-	-	196
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	64,978	6,780	-	71,758
Mined	- 000 tons	-	127,402	15,949	32,305	175,656
Treated	- 000 tons	-	24,129	3,416	1,146	28,691
Stripping ratio	- ratio	-	4.04	4.94	25.51	5.02
Yield	- oz/t	-	0.046	0.094	0.170	0.057
Gold produced	- oz (000)	-	1,115	321	195	1,631
HEAP LEACH OPERATION						
Mined	- 000 tons	-	5,467	-	68,601	74,068
Placed	- 000 tons	-	1,293	-	22,917	24,210
Stripping ratio	- ratio	-	6.50	-	2.03	2.17
Yield	- oz/t	-	0.036	-	0.013	0.015
Gold placed	- oz (000)	-	46	-	306	352
Gold produced	- oz (000)	-	60	-	253	314
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.63	11.24	66.77	22.44	9.15
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,785	1,219	396	842	4,242
Joint ventures' gold produced	- oz (000)	-	273	-	-	273
Attributable gold produced	- oz (000)	1,785	1,492	396	842	4,515
Minority gold produced	- oz (000)	-	48	-	93	141
Subsidiaries' gold sold	- oz (000)	1,791	1,206	396	844	4,237
Joint ventures' gold sold	- oz (000)	-	272	-	-	272
Attributable gold sold	- oz (000)	1,791	1,478	396	844	4,509
Minority gold sold	- oz (000)	-	48	-	95	143
Spot price	- $/oz	1,227	1,227	1,227	1,227	1,227
Price received	- $/oz sold	488	663	519	555	561
Price received excluding hedge buy-back costs	- $/oz sold	1,162	1,165	1,148	1,148	1,159
Total cash costs	- $/oz produced	598	712	982	432	638
Total production costs	- $/oz produced	809	867	1,065	615	816

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	2,082	1,780	454	1,071	-	5,388	(331)	5,056
Cash costs	(1,118)	(1,097)	(389)	(527)	31	(3,100)	194	(2,906)
By-products revenue	50	4	1	73	2	130	(1)	129
Total cash costs	(1,068)	(1,093)	(389)	(454)	33	(2,970)	193	(2,778)
Retrenchment costs	(19)	(1)	-	(3)	-	(23)	1	(23)
Rehabilitation and other non-cash costs	(26)	(56)	1	(33)	-	(114)	5	(109)
Amortisation of assets	(331)	(176)	(34)	(150)	(10)	(701)	9	(692)
Total production costs	(1,444)	(1,326)	(422)	(640)	23	(3,809)	208	(3,602)
Inventory change	(4)	1	-	56	-	53	(2)	52
Cost of sales	(1,448)	(1,325)	(422)	(584)	23	(3,756)	206	(3,550)
Adjusted gross profit (loss) excluding hedge buy-back costs	**634**	**455**	**33**	**487**	**23**	**1,632**	**(125)**	**1,507**
Hedge buy-back costs	(1,207)	(742)	(249)	(500)	-	(2,698)	-	(2,698)
Adjusted gross (loss) profit	**(574)**	**(287)**	**(216)**	**(13)**	**23**	**(1,066)**	**(125)**	**(1,191)**
Unrealised non-hedge derivatives and other commodity contracts	1,003	890	10	370	-	2,273	-	2,273
Gross profit (loss)	**429**	**604**	**(206)**	**357**	**23**	**1,207**	**(125)**	**1,082**
Corporate and other costs	(10)	(11)	(2)	(38)	(178)	(240)	-	(240)
Exploration	(2)	(47)	(45)	(72)	(35)	(201)	2	(198)
Intercompany transactions	-	(37)	(1)	(2)	40	-	-	-
Special items	(84)	(31)	10	35	(55)	(125)	(1)	(126)
Operating profit (loss)	**334**	**477**	**(244)**	**280**	**(205)**	**642**	**(124)**	**518**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(8)	(1)	3	(172)	(178)	-	(178)
Exchange (loss) gain	-	(6)	-	3	7	3	-	3
Share of equity accounted investments profit	-	-	-	(1)	(8)	(10)	73	63
Profit (loss) before taxation	332	462	(245)	285	(378)	456	(51)	405
Taxation	(46)	(152)	(8)	(111)	(11)	(327)	51	(276)
Profit (loss) for the period	**286**	**311**	**(253)**	**174**	**(389)**	**129**	**-**	**129**
Equity shareholders	286	297	(253)	143	(396)	76	-	76
Non-controlling interests	-	14	-	31	8	53	-	53
Operating profit (loss)	334	477	(244)	280	(205)	642	(124)	518
Unrealised non-hedge derivatives and other commodity contracts	(1,003)	(890)	(10)	(370)	-	(2,273)	-	(2,273)
Hedge buy-back and related costs	1,207	742	249	500	59	2,757	-	2,757
Intercompany transactions	-	37	1	2	(40)	-	-	-
Special items	100	12	(6)	(35)	3	74	1	75
Share of associates' EBIT	-	-	-	(1)	(4)	(5)	123	118
EBIT	**638**	**378**	**(10)**	**376**	**(187)**	**1,196**	**-**	**1,196**
Amortisation of assets	331	176	34	150	10	701	(9)	692
Share of associates' amortisation	-	-	-	-	-	-	9	9
EBITDA	**969**	**555**	**24**	**526**	**(177)**	**1,897**	**-**	**1,897**
Profit (loss) attributable to equity shareholders	286	297	(253)	143	(396)	76	-	76
Special items	100	12	(6)	(35)	3	74	1	75
Share of associates' special items	-	-	-	-	5	5	(1)	4
Taxation on items above	(28)	(4)	-	(1)	-	(33)	-	(33)
Headline earnings (loss)	**358**	**305**	**(259)**	**107**	**(389)**	**122**	**-**	**122**
Unrealised non-hedge derivatives and other commodity contracts	(1,003)	(890)	(10)	(370)	-	(2,273)	-	(2,273)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	334	-	3	-	-	337	-	337
Fair value adjustment on option component of convertible bond	-	-	-	-	1	1	-	1
Fair value loss on mandatory convertible bond	-	-	-	-	55	55	-	55
Hedge buy-back and related costs net of taxation	998	739	249	500	59	2,545	-	2,545
Adjusted headline earnings (loss)	**686**	**154**	**(17)**	**237**	**(273)**	**787**	**-**	**787**
Ore reserve development capital	247	36	16	54	-	352	-	352
Stay-in-business capital	121	135	13	100	6	376	(5)	371
Project capital	56	63	11	157	-	287	(37)	250
Total capital expenditure	**424**	**234**	**40**	**311**	**6**	**1,015**	**(42)**	**973**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS YEAR ENDED DECEMBER 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	14,882	-	-	-	14,882
Mined	- 000 tons	8,668	2,182	860	2,007	13,717
Milled / Treated	- 000 tons	8,078	2,278	808	2,002	13,166
Yield	- oz/t	0.201	0.151	0.138	0.189	0.187
Gold produced	- oz (000)	1,626	344	111	379	2,461
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	11,333	2,753	-	-	14,086
Yield	- oz/t	0.015	0.013	-	-	0.015
Gold produced	- oz (000)	171	37	-	-	208
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	62,575	13,059	-	75,634
Mined	- 000 tons	-	128,168	30,691	25,227	184,086
Treated	- 000 tons	-	23,613	3,459	1,128	28,199
Stripping ratio	- ratio	-	4.41	8.87	20.54	5.58
Yield	- oz/t	-	0.047	0.084	0.181	0.057
Gold produced	- oz (000)	-	1,114	290	205	1,609
HEAP LEACH OPERATION						
Mined	- 000 tons	-	2,795	-	60,539	63,334
Placed	- 000 tons	-	1,211	-	20,711	21,922
Stripping ratio	- ratio	-	2.59	-	1.91	1.94
Yield	- oz/t	-	0.106	-	0.014	0.019
Gold placed	- oz (000)	-	128	-	289	417
Gold produced	- oz (000)	-	89	-	232	321
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.70	12.23	73.52	21.18	9.40
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,797	1,225	401	816	4,239
Joint ventures' gold produced	- oz (000)	-	360	-	-	360
Attributable gold produced	- oz (000)	1,797	1,585	401	816	4,599
Minority gold produced	- oz (000)	-	56	-	93	148
Subsidiaries' gold sold	- oz (000)	1,792	1,221	396	814	4,222
Joint ventures' gold sold	- oz (000)	-	370	-	-	370
Attributable gold sold	- oz (000)	1,792	1,591	396	814	4,592
Minority gold sold	- oz (000)	-	54	-	94	149
Spot price	- $/oz	974	974	974	974	974
Price received	- $/oz sold	767	738	733	753	751
Price received excluding hedge buy-back costs	- $/oz sold	920	926	919	935	925
Total cash costs	- $/oz produced	466	608	662	362	514
Total production costs	- $/oz produced	617	720	770	496	646

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2009 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	1,649	1,526	364	840	-	4,379	(358)	4,022
Cash costs	(882)	(996)	(266)	(440)	37	(2,548)	171	(2,377)
By-products revenue	44	4	1	45	-	94	-	94
Total cash costs	(838)	(993)	(266)	(395)	37	(2,454)	170	(2,283)
Retrenchment costs	(10)	(3)	-	(2)	-	(14)	-	(14)
Rehabilitation and other non-cash costs	1	(21)	(6)	(1)	-	(27)	6	(22)
Amortisation of assets	(263)	(158)	(38)	(111)	(8)	(578)	21	(557)
Total production costs	(1,110)	(1,174)	(309)	(509)	29	(3,073)	197	(2,876)
Inventory change	(2)	(1)	1	60	-	58	4	63
Cost of sales	(1,111)	(1,176)	(308)	(449)	29	(3,015)	202	(2,813)
Adjusted gross profit (loss) excluding hedge buy-back costs	**539**	**351**	**56**	**390**	**28**	**1,364**	**(156)**	**1,209**
Hedge buy-back costs	(276)	(299)	(74)	(148)	-	(797)	-	(797)
Adjusted gross profit (loss)	**263**	**52**	**(18)**	**242**	**28**	**567**	**(156)**	**412**
Unrealised non-hedge derivatives and other commodity contracts	(518)	(167)	(151)	(153)	-	(990)	-	(990)
Gross (loss) profit	**(255)**	**(116)**	**(168)**	**89**	**28**	**(422)**	**(156)**	**(578)**
Corporate and other costs	(9)	(13)	(1)	(17)	(133)	(173)	-	(173)
Exploration	-	(14)	(37)	(64)	(38)	(153)	3	(150)
Intercompany transactions	-	(201)	(12)	(2)	215	-	-	-
Special items	(39)	686	60	4	(22)	690	1	691
Operating (loss) profit	**(303)**	**342**	**(158)**	**11**	**52**	**(57)**	**(152)**	**(209)**
Net finance income (costs), unwinding of obligations and fair value adjustments	1	(5)	11	(7)	(117)	(118)	1	(118)
Exchange gain (loss)	-	56	5	(8)	54	108	3	112
Share of equity accounted investments (loss) profit	-	-	-	(3)	(4)	(7)	101	94
Loss before taxation	(303)	394	(142)	(7)	(16)	(74)	(47)	(121)
Taxation	132	(275)	14	(40)	(25)	(194)	47	(147)
Loss for the period	**(170)**	**119**	**(128)**	**(47)**	**(41)**	**(268)**	**-**	**(268)**
Equity shareholders	(170)	106	(128)	(79)	(48)	(320)	-	(320)
Non-controlling interests	-	13	-	32	7	52	-	52
Operating (loss) profit	(303)	342	(158)	11	52	(57)	(152)	(209)
Unrealised non-hedge derivatives and other commodity contracts	612	167	151	153	-	1,084	-	1,084
Hedge buy-back costs	276	299	74	148	-	797	-	797
Intercompany transactions	-	201	12	2	(215)	-	-	-
Special items	42	(720)	(60)	(1)	7	(732)	-	(732)
Share of associates' EBIT	-	-	-	(3)	(4)	(7)	152	145
EBIT	**626**	**290**	**19**	**310**	**(161)**	**1,084**	**-**	**1,084**
Amortisation of assets	263	158	38	111	8	578	(21)	557
Share of associates' amortisation	-	-	-	-	-	-	21	21
EBITDA	**889**	**448**	**57**	**421**	**(153)**	**1,663**	**-**	**1,663**
Loss attributable to equity shareholders	(170)	106	(128)	(79)	(48)	(320)	-	(320)
Special items	42	(720)	(60)	(1)	7	(732)	-	(732)
Share of associates' special items	-	-	-	-	-	-	-	-
Taxation on items above	(8)	190	16	2	-	200	-	200
Headline loss	**(136)**	**(424)**	**(172)**	**(78)**	**(41)**	**(852)**	**-**	**(852)**
Unrealised non-hedge derivatives and other commodity contracts	518	167	151	153	-	990	-	990
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(181)	-	(45)	6	-	(221)	-	(221)
Fair value adjustment on option component of convertible bond	-	-	-	-	33	33	-	33
Hedge buy-back and related costs net of taxation	276	261	74	148	-	758	-	758
Adjusted headline earnings (loss) excluding hedge buy-back costs	**476**	**4**	**7**	**228**	**(8)**	**708**	**-**	**708**
Ore reserve development capital	239	42	23	42	-	347	-	347
Stay-in-business capital	78	90	8	77	9	264	(6)	258
Project capital	67	65	146	138	-	416	(3)	414
Total capital expenditure	**385**	**198**	**177**	**258**	**9**	**1,027**	**(8)**	**1,019**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	292	-	-	-	292
Mined	- 000 tonnes	1,427	422	261	466	2,576
Milled / Treated	- 000 tonnes	1,673	420	158	489	2,739
Yield	- g/t	7.88	4.84	5.47	6.44	7.02
Gold produced	- kg	13,190	2,030	862	3,149	19,232
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,709	49	-	-	2,758
Yield	- g/t	0.59	0.60	-	34.29	0.59
Gold produced	- kg	1,611	29	-	-	1,640
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	13,699	1,354	-	15,053
Mined	- 000 tonnes	-	30,886	3,795	7,712	42,392
Treated	- 000 tonnes	-	5,942	744	259	6,945
Stripping ratio	- ratio	-	4.07	5.12	25.80	5.05
Yield	- g/t	-	1.56	3.11	5.63	1.88
Gold produced	- kg	-	9,291	2,313	1,459	13,063
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,384	-	16,110	17,494
Placed	- 000 tonnes	-	308	-	5,088	5,396
Stripping ratio	- ratio	-	5.55	-	2.19	2.33
Yield	- g/t	-	0.97	-	0.40	0.43
Gold placed	- kg	-	298	-	2,019	2,317
Gold produced	- kg	-	272	-	1,496	1,768
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	189	345	2,093	618	289
TOTAL						
Subsidiaries' gold produced	- kg	14,801	9,723	3,175	6,105	33,803
Joint ventures' gold produced	- kg	-	1,900	-	-	1,900
Attributable gold produced	- kg	14,801	11,623	3,175	6,105	35,703
Minority gold produced	- kg	-	388	-	722	1,110
Subsidiaries' gold sold	- kg	14,805	9,712	3,263	6,143	33,924
Joint ventures' gold sold	- kg	-	1,976	-	-	1,976
Attributable gold sold	- kg	14,805	11,688	3,263	6,143	35,900
Minority gold sold	- kg	-	381	-	756	1,136
Spot price	- R/kg	303,106	303,106	303,106	303,106	303,106
Price received	- R/kg sold	81,074	128,171	60,117	111,273	99,671
Price received excluding hedge buy-back costs	- R/kg sold	303,857	302,768	302,843	304,114	303,454
Total cash costs	- R/kg produced	136,217	174,621	197,828	102,746	148,474
Total production costs	- R/kg produced	192,292	220,079	219,476	176,022	201,465

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED DECEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	4,499	3,654	988	2,073	-	11,214	(600)	10,614
Cash costs	(2,186)	(2,098)	(629)	(973)	36	(5,850)	363	(5,487)
By-products revenue	169	9	1	144	(2)	323	(1)	321
Total cash costs	(2,016)	(2,088)	(628)	(829)	34	(5,527)	361	(5,166)
Retrenchment costs	(50)	(5)	-	(10)	-	(65)	1	(64)
Rehabilitation and other non-cash costs	(150)	(204)	7	(218)	-	(564)	35	(529)
Amortisation of assets	(630)	(320)	(76)	(318)	(22)	(1,366)	18	(1,348)
Total production costs	(2,846)	(2,617)	(697)	(1,375)	13	(7,523)	416	(7,107)
Inventory change	(1)	(65)	(12)	166	-	88	5	92
Cost of sales	(2,847)	(2,683)	(709)	(1,209)	13	(7,435)	420	(7,016)
Adjusted gross profit (loss) excluding hedge buy-back costs	**1,652**	**971**	**279**	**863**	**13**	**3,778**	**(180)**	**3,598**
Hedge buy-back costs	(3,298)	(2,041)	(792)	(1,185)	-	(7,316)	-	(7,316)
Adjusted gross (loss) profit	**(1,647)**	**(1,069)**	**(513)**	**(321)**	**13**	**(3,537)**	**(180)**	**(3,718)**
Unrealised non-hedge derivatives and other commodity contracts	1,301	5,481	-	4	-	6,787	-	6,787
Gross profit (loss)	**(345)**	**4,412**	**(513)**	**(317)**	**13**	**3,250**	**(180)**	**3,069**
Corporate and other costs	(22)	(41)	(6)	(122)	(355)	(545)	-	(545)
Exploration	(9)	(87)	(91)	(75)	(80)	(342)	4	(338)
Intercompany transactions	-	(84)	-	(4)	88	-	-	-
Special items	(406)	(49)	19	244	(15)	(208)	-	(208)
Operating profit (loss)	**(782)**	**4,150**	**(591)**	**(275)**	**(349)**	**2,154**	**(176)**	**1,978**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(4)	(18)	(5)	11	(724)	(740)	-	(740)
Exchange (loss) gain	-	31	-	74	(7)	98	(5)	93
Share of equity accounted investments (loss) profit	-	-	-	(8)	(75)	(83)	146	63
Profit (loss) before taxation	(786)	4,163	(595)	(198)	(1,155)	1,429	(35)	1,394
Taxation	(355)	(275)	(82)	(192)	(9)	(913)	35	(878)
Profit (loss) for the period	**(1,141)**	**3,888**	**(678)**	**(390)**	**(1,164)**	**516**	**-**	**516**
Equity shareholders	(1,141)	3,858	(678)	(465)	(1,170)	404	-	404
Non-controlling interests	-	31	-	76	6	112	-	112
Operating profit (loss)	(782)	4,150	(591)	(275)	(349)	2,154	(176)	1,978
Unrealised non-hedge derivatives and other commodity contracts	(1,301)	(5,481)	-	(4)	-	(6,787)	-	(6,787)
Hedge buy-back and related costs	3,298	2,041	792	1,185	(5)	7,311	-	7,311
Intercompany transactions	-	84	-	4	(88)	-	-	-
Special items	460	11	-	(248)	5	228	-	228
Share of associates' EBIT	-	-	-	(8)	(4)	(12)	176	164
EBIT	**1,675**	**804**	**201**	**653**	**(441)**	**2,894**	**-**	**2,894**
Amortisation of assets	630	320	76	318	22	1,366	(18)	1,348
Share of associates' amortisation	-	-	-	-	-	-	18	18
EBITDA	**2,306**	**1,125**	**277**	**971**	**(419)**	**4,260**	**-**	**4,260**
Profit (loss) attributable to equity shareholders	(1,141)	3,858	(678)	(465)	(1,170)	404	-	404
Special items	460	11	-	(248)	5	228	-	228
Share of associates' special items	-	-	-	-	71	71	-	71
Taxation on items above	(138)	(5)	-	-	-	(143)	-	(143)
Headline earnings (loss)	**(819)**	**3,864**	**(678)**	**(713)**	**(1,093)**	**561**	**-**	**561**
Unrealised non-hedge derivatives and other commodity contracts	(1,301)	(5,481)	-	(4)	-	(6,787)	-	(6,787)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	461	-	-	-	-	461	-	461
Fair value adjustment on option component of convertible bond	-	-	-	-	280	280	-	280
Fair value loss on mandatory convertible bond	-	-	-	-	222	222	-	222
Hedge buy-back and related costs net of taxation	3,276	2,041	792	1,185	(5)	7,289	-	7,289
Adjusted headline earnings (loss) excluding hedge buy-back costs	**1,617**	**424**	**114**	**467**	**(596)**	**2,026**	**-**	**2,026**
Ore reserve development capital	453	61	20	109	-	644	-	644
Stay-in-business capital	390	527	31	290	25	1,264	(15)	1,248
Project capital	166	97	19	383	-	665	(88)	578
Total capital expenditure	**1,009**	**685**	**71**	**782**	**25**	**2,572**	**(102)**	**2,470**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED SEPTEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	299	-	-	-	299
Mined	- 000 tonnes	1,826	410	106	517	2,859
Milled / Treated	- 000 tonnes	1,702	435	131	512	2,780
Yield	- g/t	7.77	5.05	3.17	6.62	6.92
Gold produced	- kg	13,223	2,200	414	3,391	19,229
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,533	285	-	-	2,818
Yield	- g/t	0.65	0.50	-	-	0.63
Gold produced	- kg	1,636	143	-	-	1,779
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	11,080	1,336	-	12,416
Mined	- 000 tonnes	-	26,636	3,677	7,467	37,780
Treated	- 000 tonnes	-	5,328	782	246	6,356
Stripping ratio	- ratio	-	4.54	3.86	26.04	5.47
Yield	- g/t	-	1.68	3.17	5.93	2.03
Gold produced	- kg	-	8,952	2,480	1,456	12,887
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,507	-	14,975	16,482
Placed	- 000 tonnes	-	232	-	5,458	5,691
Stripping ratio	- ratio	-	8.43	-	1.87	2.07
Yield	- g/t	-	1.04	-	0.47	0.49
Gold placed	- kg	-	242	-	2,554	2,797
Gold produced	- kg	-	305	-	1,929	2,234
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	192	348	1,938	720	297
TOTAL						
Subsidiaries' gold produced	- kg	14,859	9,645	2,894	6,776	34,174
Joint ventures' gold produced	- kg	-	1,955	-	-	1,955
Attributable gold produced	- kg	14,859	11,600	2,894	6,776	36,129
Minority gold produced	- kg	-	341	-	743	1,084
Subsidiaries' gold sold	- kg	15,948	9,532	2,697	6,829	35,005
Joint ventures' gold sold	- kg	-	1,889	-	-	1,889
Attributable gold sold	- kg	15,948	11,421	2,697	6,829	36,894
Minority gold sold	- kg	-	334	-	778	1,112
Spot price	- R/kg	287,837	287,837	287,837	287,837	287,837
Price received	- R/kg sold	(58,520)	(7,300)	(86,186)	(75,066)	(47,750)
Price received excluding hedge buy-back costs	- R/kg sold	266,454	270,165	267,056	266,777	267,707
Total cash costs	- R/kg produced	139,350	170,196	250,073	101,552	151,007
Total production costs	- R/kg produced	181,238	206,279	268,283	134,440	187,695

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED SEPTEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	4,249	3,181	720	2,020	-	10,171	(544)	9,627
Cash costs	(2,139)	(2,037)	(725)	(1,011)	38	(5,874)	366	(5,509)
By-products revenue	68	6	1	141	8	225	(1)	224
Total cash costs	(2,071)	(2,031)	(724)	(870)	46	(5,649)	365	(5,284)
Retrenchment costs	(19)	(2)	-	(4)	-	(25)	2	(23)
Rehabilitation and other non-cash costs	(11)	(90)	-	(5)	-	(107)	1	(106)
Amortisation of assets	(592)	(332)	(53)	(266)	(18)	(1,261)	17	(1,244)
Total production costs	(2,693)	(2,455)	(776)	(1,146)	28	(7,042)	384	(6,658)
Inventory change	(182)	68	17	104	-	7	(8)	(1)
Cost of sales	(2,875)	(2,387)	(759)	(1,042)	28	(7,034)	375	(6,659)
Adjusted gross profit (loss) excluding hedge buy-back costs	**1,374**	**795**	**(38)**	**979**	**28**	**3,137**	**(168)**	**2,969**
Hedge buy-back costs	(5,183)	(3,169)	(953)	(2,335)	-	(11,639)	-	(11,639)
Adjusted gross (loss) profit	**(3,809)**	**(2,374)**	**(991)**	**(1,356)**	**28**	**(8,502)**	**(168)**	**(8,670)**
Unrealised non-hedge derivatives and other commodity contracts	6,550	1,801	(1)	2,992	-	11,343	-	11,343
Gross profit (loss)	**2,742**	**(573)**	**(992)**	**1,636**	**28**	**2,841**	**(168)**	**2,672**
Corporate and other costs	(18)	(26)	(2)	(66)	(313)	(426)	-	(426)
Exploration	(2)	(76)	(100)	(170)	(95)	(444)	4	(440)
Intercompany transactions	-	(91)	(2)	(6)	98	-	-	-
Special items	(55)	(6)	12	1	(370)	(416)	(8)	(424)
Operating profit (loss)	**2,667**	**(772)**	**(1,084)**	**1,396**	**(652)**	**1,555**	**(173)**	**1,382**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(9)	(18)	(2)	5	(526)	(550)	(3)	(553)
Exchange (loss) gain	-	(63)	-	(45)	(27)	(134)	22	(113)
Share of equity accounted investments (loss) profit	-	-	-	(1)	90	89	62	151
Profit (loss) before taxation	2,657	(852)	(1,086)	1,355	(1,115)	959	(92)	867
Taxation	108	(235)	20	(125)	(178)	(410)	92	(318)
Profit (loss) for the period	**2,765**	**(1,087)**	**(1,066)**	**1,230**	**(1,293)**	**549**	**-**	**549**
Equity shareholders	2,765	(1,111)	(1,066)	1,166	(1,311)	443	-	443
Non-controlling interests	-	24	-	64	18	106	-	106
Operating profit (loss)	2,667	(772)	(1,084)	1,396	(652)	1,555	(173)	1,382
Unrealised non-hedge derivatives and other commodity contracts	(6,550)	(1,801)	1	(2,992)	-	(11,343)	-	(11,343)
Hedge buy-back and related costs	5,183	3,169	953	2,335	422	12,060	-	12,060
Intercompany transactions	-	91	2	6	(98)	-	-	-
Special items	144	3	-	3	8	158	8	166
Share of associates' EBIT	-	-	-	(1)	16	15	165	180
EBIT	**1,443**	**690**	**(128)**	**746**	**(304)**	**2,446**	**-**	**2,446**
Amortisation of assets	592	332	53	266	18	1,261	(17)	1,244
Share of associates' amortisation	-	-	-	-	-	-	17	17
EBITDA	**2,035**	**1,022**	**(76)**	**1,012**	**(286)**	**3,706**	**-**	**3,706**
Profit (loss) attributable to equity shareholders	2,765	(1,111)	(1,066)	1,166	(1,311)	443	-	443
Special items	144	3	-	3	8	158	8	166
Share of associates' special items	-	-	-	-	(74)	(74)	(8)	(82)
Taxation on items above	(43)	-	-	(8)	-	(51)	-	(51)
Headline earnings (loss)	**2,866**	**(1,107)**	**(1,066)**	**1,161**	**(1,378)**	**476**	**-**	**476**
Unrealised non-hedge derivatives and other commodity contracts	(6,550)	(1,801)	1	(2,992)	-	(11,343)	-	(11,343)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	2,152	-	-	-	-	2,152	-	2,152
Fair value adjustment on option component of convertible bond	-	-	-	-	166	166	-	166
Fair value loss on mandatory convertible bond	-	-	-	-	160	160	-	160
Hedge buy-back and related costs	3,717	3,148	953	2,335	422	10,573	-	10,573
Adjusted headline earnings (loss) excluding hedge buy-back costs	**2,185**	**240**	**(112)**	**504**	**(630)**	**2,184**	**-**	**2,184**
Ore reserve development capital	479	68	28	105	-	680	-	680
Stay-in-business capital	160	244	27	182	9	623	(7)	616
Project capital	92	126	18	317	-	552	(77)	475
Total capital expenditure	**731**	**439**	**72**	**604**	**9**	**1,855**	**(84)**	**1,771**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED DECEMBER 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	331	-	-	-	331
Mined	- 000 tonnes	1,928	532	195	513	3,167
Milled / Treated	- 000 tonnes	1,740	500	147	523	2,910
Yield	- g/t	7.01	5.53	5.75	6.93	6.68
Gold produced	- kg	12,205	2,761	845	3,625	19,435
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,558	511	-	-	3,068
Yield	- g/t	0.47	0.51	-	-	0.48
Gold produced	- kg	1,213	263	-	-	1,476
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	12,274	1,510	-	13,785
Mined	- 000 tonnes	-	29,824	4,250	6,272	40,346
Treated	- 000 tonnes	-	5,560	820	265	6,645
Stripping ratio	- ratio	-	3.77	6.86	21.09	4.71
Yield	- g/t	-	1.64	3.03	5.82	1.98
Gold produced	- kg	-	9,097	2,487	1,544	13,128
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	410	-	14,070	14,480
Placed	- 000 tonnes	-	325	-	4,352	4,678
Stripping ratio	- ratio	-	2.05	-	2.24	2.23
Yield	- g/t	-	3.91	-	0.48	0.72
Gold placed	- kg	-	1,271	-	2,108	3,380
Gold produced	- kg	-	872	-	1,855	2,728
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	165	392	2,330	700	292
TOTAL						
Subsidiaries' gold produced	- kg	13,418	10,172	3,331	7,025	33,946
Joint ventures' gold produced	- kg	-	2,821	-	-	2,821
Attributable gold produced	- kg	13,418	12,993	3,331	7,025	36,767
Minority gold produced	- kg	-	423	-	944	1,367
Subsidiaries' gold sold	- kg	13,381	10,793	3,474	6,552	34,201
Joint ventures' gold sold	- kg	-	3,158	-	-	3,158
Attributable gold sold	- kg	13,381	13,951	3,474	6,552	37,359
Minority gold sold	- kg	-	463	-	878	1,340
Spot price	- R/kg	264,157	264,157	264,157	264,157	264,157
Price received	- R/kg sold	244,202	249,341	245,664	249,601	247,985
Total cash costs	- R/kg produced	136,761	160,448	207,318	94,963	143,596
Total production costs	- R/kg produced	178,845	190,566	231,129	129,098	178,379

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED DECEMBER 2009 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	3,268	3,599	854	1,846	-	9,567	(826)	8,740
Cash costs	(1,902)	(2,159)	(692)	(908)	112	(5,548)	385	(5,163)
By-products revenue	67	9	2	78	(8)	148	(1)	147
Total cash costs	(1,835)	(2,149)	(691)	(829)	104	(5,400)	383	(5,017)
Retrenchment costs	(27)	(1)	-	(11)	-	(39)	-	(39)
Rehabilitation and other non-cash costs	29	(92)	(4)	35	-	(32)	37	5
Amortisation of assets	(567)	(305)	(75)	(235)	(18)	(1,200)	44	(1,156)
Total production costs	(2,400)	(2,547)	(770)	(1,040)	88	(6,670)	465	(6,206)
Inventory change	12	(132)	(26)	91	-	(55)	42	(13)
Cost of sales	(2,387)	(2,679)	(796)	(950)	88	(6,725)	506	(6,219)
Adjusted gross profit (loss)	**880**	**920**	**57**	**896**	**88**	**2,841**	**(320)**	**2,521**
Unrealised non-hedge derivatives and other commodity contracts	(638)	(994)	(27)	(553)	-	(2,212)	-	(2,212)
Gross (loss) profit	**242**	**(74)**	**31**	**344**	**86**	**629**	**(320)**	**309**
Corporate and other costs	(19)	(38)	(3)	(2)	(250)	(311)	-	(311)
Exploration	(1)	(26)	(110)	(189)	(115)	(442)	1	(442)
Intercompany transactions	-	(44)	22	(2)	24	-	-	-
Special items	(124)	5,153	(170)	(34)	(67)	4,757	4	4,761
Operating loss	**98**	**4,970**	**(230)**	**116**	**(322)**	**4,632**	**(315)**	**4,317**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	5	42	(24)	(224)	(201)	-	(200)
Exchange gain (loss)	-	(39)	-	(6)	568	524	3	527
Share of equity accounted investments profit	-	-	-	-	(13)	(13)	239	227
Loss before taxation	98	4,937	(188)	87	10	4,943	(73)	4,870
Taxation	(528)	(1,719)	210	(205)	646	(1,596)	73	(1,522)
Loss for the period	**(430)**	**3,218**	**22**	**(118)**	**656**	**3,348**	**-**	**3,348**
Equity shareholders	(430)	3,190	22	(202)	599	3,179	-	3,179
Non-controlling interests	-	28	-	84	57	169	-	169
Operating loss	98	4,970	(230)	116	(322)	4,632	(315)	4,317
Unrealised non-hedge derivatives and other commodity contracts	969	994	27	553	-	2,543	-	2,543
Intercompany transactions	-	44	(22)	2	(24)	-	-	-
Special items	202	(5,391)	170	30	57	(4,931)	(3)	(4,934)
Share of associates' EBIT	-	-	-	-	(14)	(14)	318	304
EBIT	**1,270**	**618**	**(56)**	**701**	**(304)**	**2,230**	**-**	**2,230**
Amortisation of assets	567	305	75	235	18	1,200	(44)	1,156
Share of associates' amortisation	-	-	-	-	-	-	44	44
EBITDA	**1,837**	**923**	**19**	**935**	**(285)**	**3,430**	**-**	**3,430**
Loss attributable to equity shareholders	(430)	3,190	22	(202)	599	3,179	-	3,179
Special items	202	(5,391)	170	30	56	(4,932)	(3)	(4,935)
Share of associates' special items	-	-	-	-	(2)	(2)	3	1
Taxation on items above	(45)	1,427	(21)	42	-	1,402	-	1,402
Headline loss	**(273)**	**(774)**	**171**	**(130)**	**653**	**(353)**	**-**	**(353)**
Unrealised non-hedge derivatives and other commodity contracts	638	994	27	553	-	2,212	-	2,212
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	421	-	(8)	(7)	(625)	(219)	-	(219)
Fair value adjustment on option component of convertible bond	-	-	-	-	66	66	-	66
Adjusted headline earnings (loss)	**786**	**220**	**190**	**415**	**94**	**1,706**	**-**	**1,706**
Ore reserve development capital	483	118	48	106	-	754	-	754
Stay-in-business capital	297	257	12	237	36	841	(16)	825
Project capital	151	135	-	394	-	680	(17)	663
Total capital expenditure	**931**	**510**	**60**	**737**	**36**	**2,275**	**(33)**	**2,242**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS YEAR ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	1,225	-	-	-	1,225
Mined	- 000 tonnes	7,007	1,828	686	1,834	11,354
Milled / Treated	- 000 tonnes	6,862	1,803	518	1,910	11,092
Yield	- g/t	7.28	5.16	4.50	6.41	6.66
Gold produced	- kg	49,970	9,300	2,330	12,248	73,847
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	10,248	832	-	-	11,081
Yield	- g/t	0.54	0.66	-	34.29	0.55
Gold produced	- kg	5,558	548	-	-	6,106
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	49,678	5,183	-	54,861
Mined	- 000 tonnes	-	115,577	14,469	29,306	159,352
Treated	- 000 tonnes	-	21,889	3,099	1,040	26,028
Stripping ratio	- ratio	-	4.04	4.94	25.51	5.02
Yield	- g/t	-	1.58	3.22	5.83	1.95
Gold produced	- kg	-	34,676	9,983	6,057	50,716
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	4,960	-	62,234	67,194
Placed	- 000 tonnes	-	1,173	-	20,790	21,963
Stripping ratio	- ratio	-	6.50	-	2.03	2.17
Yield	- g/t	-	1.23	-	0.46	0.50
Gold placed	- kg	-	1,445	-	9,504	10,949
Gold produced	- kg	-	1,867	-	7,882	9,749
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	175	350	2,077	698	285
TOTAL						
Subsidiaries' gold produced	- kg	55,528	37,892	12,313	26,187	131,920
Joint ventures' gold produced	- kg	-	8,498	-	-	8,498
Attributable gold produced	- kg	55,528	46,390	12,313	26,187	140,418
Minority gold produced	- kg	-	1,499	-	2,897	4,396
Subsidiaries' gold sold	- kg	55,717	37,518	12,311	26,241	131,786
Joint ventures' gold sold	- kg	-	8,454	-	-	8,454
Attributable gold sold	- kg	55,717	45,972	12,311	26,241	140,240
Minority gold sold	- kg	-	1,480	-	2,961	4,441
Spot price	- R/kg	288,148	288,148	288,148	288,148	288,148
Price received	- R/kg sold	119,239	159,203	126,167	134,816	135,862
Price received excluding hedge buy-back costs	- R/kg sold	271,453	272,523	267,875	268,931	271,018
Total cash costs	- R/kg produced	140,077	166,693	230,777	101,296	149,577
Total production costs	- R/kg produced	189,319	202,674	250,322	143,788	190,889

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income received [1]	15,125	12,952	3,298	7,806	-	39,180	(2,420)	36,761
Cash costs	(8,133)	(7,990)	(2,847)	(3,841)	226	(22,585)	1,412	(21,173)
By-products revenue	355	31	6	532	16	940	(5)	935
Total cash costs	(7,778)	(7,959)	(2,841)	(3,309)	242	(21,645)	1,407	(20,238)
Retrenchment costs	(138)	(8)	-	(23)	-	(169)	4	(166)
Rehabilitation and other non-cash costs	(182)	(393)	7	(224)	-	(791)	34	(756)
Amortisation of assets	(2,415)	(1,287)	(248)	(1,086)	(71)	(5,106)	67	(5,040)
Total production costs	(10,512)	(9,646)	(3,082)	(4,642)	171	(27,712)	1,512	(26,200)
Inventory change	(31)	8	1	399	-	377	(11)	367
Cost of sales	(10,544)	(9,638)	(3,081)	(4,243)	171	(27,335)	1,501	(25,833)
Adjusted gross profit (loss) excluding hedge buy-back costs	**4,580**	**3,314**	**217**	**3,563**	**171**	**11,845**	**(918)**	**10,927**
Hedge buy-back costs	(8,481)	(5,210)	(1,745)	(3,519)	-	(18,954)	-	(18,954)
Adjusted gross (loss) profit	**(3,900)**	**(1,896)**	**(1,528)**	**44**	**171**	**(7,109)**	**(918)**	**(8,027)**
Unrealised non-hedge derivatives and other commodity contracts	7,080	6,115	75	2,621	-	15,891	-	15,891
Gross profit (loss)	**3,180**	**4,219**	**(1,452)**	**2,664**	**171**	**8,782**	**(918)**	**7,864**
Corporate and other costs	(72)	(77)	(14)	(273)	(1,300)	(1,737)	(1)	(1,738)
Exploration	(14)	(344)	(327)	(527)	(252)	(1,464)	18	(1,446)
Intercompany transactions	-	(270)	(8)	(14)	293	-	-	-
Special items	(586)	(229)	77	242	(391)	(886)	(8)	(894)
Operating profit (loss)	**2,508**	**3,299**	**(1,725)**	**2,092**	**(1,479)**	**4,696**	**(910)**	**3,786**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(13)	(59)	(5)	24	(1,183)	(1,236)	1	(1,235)
Exchange (loss) gain	-	(50)	-	15	55	20	(2)	18
Share of equity accounted investments (loss) profit	-	-	-	(8)	(59)	(67)	534	467
Profit (loss) before taxation	2,495	3,190	(1,730)	2,123	(2,665)	3,413	(377)	3,036
Taxation	(342)	(1,108)	(54)	(816)	(76)	(2,396)	377	(2,018)
Profit (loss) for the period	**2,153**	**2,083**	**(1,784)**	**1,307**	**(2,741)**	**1,018**	**-**	**1,018**
Equity shareholders	2,153	1,981	(1,784)	1,084	(2,796)	637	-	637
Non-controlling interests	-	101	-	223	55	381	-	381
Operating profit (loss)	2,508	3,299	(1,725)	2,092	(1,479)	4,696	(910)	3,786
Unrealised non-hedge derivatives and other commodity contracts	(7,080)	(6,115)	(75)	(2,621)	-	(15,891)	-	(15,891)
Hedge buy-back and related costs	8,481	5,210	1,745	3,519	417	19,371	-	19,371
Intercompany transactions	-	270	8	14	(293)	-	-	-
Special items	697	91	(45)	(242)	19	519	8	527
Share of associates' EBIT	-	-	-	(8)	(24)	(33)	902	869
EBIT	**4,606**	**2,755**	**(93)**	**2,754**	**(1,359)**	**8,663**	**-**	**8,663**
Amortisation of assets	2,415	1,287	248	1,086	71	5,106	(67)	5,040
Share of associates' amortisation	-	-	-	-	-	-	67	67
EBITDA	**7,021**	**4,042**	**155**	**3,841**	**(1,288)**	**13,769**	**-**	**13,769**
Profit (loss) attributable to equity shareholders	2,153	1,981	(1,784)	1,084	(2,796)	637	-	637
Special items	697	91	(45)	(242)	19	519	8	527
Share of associates' special items	-	-	-	-	32	32	(8)	24
Taxation on items above	(193)	(27)	2	(8)	-	(226)	-	(226)
Headline earnings (loss)	**2,657**	**2,045**	**(1,827)**	**833**	**(2,746)**	**962**	**-**	**962**
Unrealised non-hedge derivatives and other commodity contracts	(7,080)	(6,115)	(75)	(2,621)	-	(15,891)	-	(15,891)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	2,353	-	23	-	-	2,376	-	2,376
Fair value adjustment on option component of convertible bond	-	-	-	-	(39)	(39)	-	(39)
Fair value loss on mandatory convertible bond	-	-	-	-	382	382	-	382
Hedge buy-back and related costs net of taxation	6,993	5,188	1,745	3,519	417	17,862	-	17,862
Adjusted headline earnings (loss) excluding hedge buy-back costs	**4,923**	**1,118**	**(135)**	**1,731**	**(1,986)**	**5,652**	**-**	**5,652**
Ore reserve development capital	1,806	259	114	391	-	2,570	-	2,570
Stay-in-business capital	881	987	97	729	49	2,744	(35)	2,709
Project capital	409	461	79	1,150	-	2,099	(271)	1,828
Total capital expenditure	**3,096**	**1,708**	**290**	**2,270**	**49**	**7,413**	**(305)**	**7,108**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS YEAR ENDED DECEMBER 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	1,383	-	-	-	1,383
Mined	- 000 tonnes	7,864	1,979	780	1,821	12,444
Milled / Treated	- 000 tonnes	7,328	2,066	733	1,817	11,944
Yield	- g/t	6.90	5.18	4.73	6.49	6.41
Gold produced	- kg	50,578	10,710	3,464	11,780	76,532
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	10,281	2,498	-	-	12,779
Yield	- g/t	0.52	0.46	-	-	0.51
Gold produced	- kg	5,330	1,151	-	-	6,481
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	47,840	9,984	-	57,824
Mined	- 000 tonnes	-	116,272	27,843	22,885	167,000
Treated	- 000 tonnes	-	21,421	3,138	1,023	25,582
Stripping ratio	- ratio	-	4.41	8.87	20.54	5.58
Yield	- g/t	-	1.62	2.87	6.22	1.96
Gold produced	- kg	-	34,662	9,013	6,366	50,041
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	2,536	-	54,920	57,456
Placed	- 000 tonnes	-	1,099	-	18,788	19,887
Stripping ratio	- ratio	-	2.59	-	1.91	1.94
Yield	- g/t	-	3.62	-	0.48	0.65
Gold placed	- kg	-	3,981	-	8,977	12,958
Gold produced	- kg	-	2,768	-	7,227	9,995
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	177	381	2,287	659	292
TOTAL						
Subsidiaries' gold produced	- kg	55,908	38,086	12,477	25,372	131,843
Joint ventures' gold produced	- kg	-	11,206	-	-	11,206
Attributable gold produced	- kg	55,908	49,292	12,477	25,372	143,049
Minority gold produced	- kg	-	1,736	-	2,881	4,616
Subsidiaries' gold sold	- kg	55,737	37,979	12,317	25,308	131,341
Joint ventures' gold sold	- kg	-	11,496	-	-	11,496
Attributable gold sold	- kg	55,737	49,475	12,317	25,308	142,837
Minority gold sold	- kg	-	1,692	-	2,931	4,623
Spot price	- R/kg	260,704	260,704	260,704	260,704	260,704
Price received	- R/kg sold	206,290	198,056	197,748	200,623	201,805
Price received excluding hedge buy-back costs	- R/kg sold	245,489	245,962	245,220	247,045	246,048
Total cash costs	- R/kg produced	123,401	162,431	175,584	96,332	136,595
Total production costs	- R/kg produced	163,770	192,342	205,027	131,944	171,795

Rounding of figures may result in computational discrepancies.

Quarterly Report December 2010 - www.AngloGoldAshanti.com

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2009 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income received [1]	13,683	12,606	3,020	6,886	-	36,195	(2,974)	33,221
Cash costs	(7,262)	(8,279)	(2,196)	(3,661)	305	(21,093)	1,416	(19,677)
By-products revenue	363	31	5	374	3	776	(4)	772
Total cash costs	(6,899)	(8,248)	(2,191)	(3,287)	307	(20,317)	1,412	(18,905)
Retrenchment costs	(77)	(23)	-	(11)	-	(112)	2	(110)
Rehabilitation and other non-cash costs	4	(166)	(51)	(11)	-	(224)	43	(182)
Amortisation of assets	(2,183)	(1,317)	(317)	(926)	(64)	(4,807)	175	(4,633)
Total production costs	(9,156)	(9,754)	(2,558)	(4,235)	243	(25,461)	1,631	(23,830)
Inventory change	29	4	11	531	-	575	34	610
Cost of sales	(9,127)	(9,750)	(2,548)	(3,704)	243	(24,886)	1,666	(23,220)
Adjusted gross profit (loss) excluding hedge buy-back costs	**4,556**	**2,856**	**473**	**3,181**	**243**	**11,309**	**(1,308)**	**10,001**
Hedge buy-back costs	(2,185)	(2,370)	(585)	(1,175)	-	(6,315)	-	(6,315)
Adjusted gross profit (loss)	**2,371**	**486**	**(112)**	**2,006**	**243**	**4,994**	**(1,308)**	**3,686**
Unrealised non-hedge derivatives and other commodity contracts	(4,149)	(1,462)	(1,213)	(1,272)	-	(8,095)	-	(8,095)
Gross (loss) profit	**(1,778)**	**(976)**	**(1,325)**	**735**	**244**	**(3,100)**	**(1,309)**	**(4,409)**
Corporate and other costs	(78)	(107)	(5)	(143)	(1,108)	(1,442)	-	(1,442)
Exploration	(2)	(116)	(296)	(521)	(304)	(1,240)	23	(1,217)
Intercompany transactions	-	(1,816)	(107)	(15)	1,938	-	-	-
Special items	(307)	5,135	502	37	(170)	5,197	12	5,209
Operating (loss) profit	**(2,165)**	**2,120**	**(1,231)**	**92**	**598**	**(586)**	**(1,274)**	**(1,859)**
Net finance income (costs), unwinding of obligations and fair value adjustments	8	(42)	81	(59)	(945)	(957)	5	(952)
Exchange gain (loss)	-	475	43	(60)	373	831	21	852
Share of equity accounted investments (loss) profit	-	-	-	(23)	(37)	(60)	844	785
Loss before taxation	(2,157)	2,553	(1,108)	(50)	(9)	(770)	(403)	(1,173)
Taxation	862	(2,132)	93	(322)	(75)	(1,574)	403	(1,172)
Loss for the period	**(1,295)**	**422**	**(1,015)**	**(372)**	**(85)**	**(2,345)**	**-**	**(2,345)**
Equity shareholders	(1,295)	316	(1,015)	(625)	(142)	(2,762)	-	(2,762)
Non-controlling interests	-	106	-	254	57	417	-	417
Operating (loss) profit	(2,165)	2,120	(1,231)	92	598	(586)	(1,274)	(1,859)
Unrealised non-hedge derivatives and other commodity contracts	4,877	1,462	1,213	1,272	-	8,823	-	8,823
Hedge buy-back costs	2,185	2,370	585	1,175	-	6,315	-	6,315
Intercompany transactions	-	1,816	107	15	(1,938)	-	-	-
Special items	320	(5,389)	(502)	(13)	53	(5,532)	(3)	(5,535)
Share of associates' EBIT	-	-	-	(23)	(35)	(58)	1,277	1,219
EBIT	**5,216**	**2,379**	**171**	**2,518**	**(1,322)**	**8,963**	**-**	**8,963**
Amortisation of assets	2,183	1,317	317	926	64	4,807	(175)	4,633
Share of associates' amortisation	-	-	-	-	-	-	175	175
EBITDA	**7,399**	**3,696**	**488**	**3,444**	**(1,258)**	**13,771**	**-**	**13,771**
Loss attributable to equity shareholders	(1,295)	316	(1,015)	(625)	(142)	(2,762)	-	(2,762)
Special items	320	(5,389)	(502)	(13)	51	(5,534)	(3)	(5,537)
Share of associates' special items	-	-	-	-	-	-	3	4
Taxation on items above	(60)	1,425	130	10	-	1,505	-	1,505
Headline loss	**(1,036)**	**(3,648)**	**(1,387)**	**(629)**	**(91)**	**(6,790)**	**-**	**(6,790)**
Unrealised non-hedge derivatives and other commodity contracts	4,149	1,462	1,213	1,272	-	8,095	-	8,095
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(1,451)	-	(364)	50	-	(1,765)	-	(1,765)
Fair value adjustment on option component of convertible bond	-	-	-	-	249	249	-	249
Hedge buy-back and related costs net of taxation	2,185	2,061	585	1,175	-	6,006	-	6,006
Adjusted headline earnings (loss) excluding hedge buy-back costs	**3,846**	**(125)**	**48**	**1,868**	**158**	**5,795**	**-**	**5,795**
Ore reserve development capital	2,008	353	197	355	-	2,913	-	2,913
Stay-in-business capital	654	758	67	646	88	2,213	(47)	2,165
Project capital	566	543	1,335	1,157	-	3,601	(23)	3,578
Total capital expenditure	**3,228**	**1,654**	**1,599**	**2,157**	**88**	**8,726**	**(70)**	**8,656**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

Notes

Quarterly Report December 2010 - www.AngloGoldAshanti.com

Shareholders' **notice board**

Shareholders' diary:

Financial year-end		31 December
Annual financial statements	posting on or about	31 March 2011
Annual general meeting	11:00 SA time	11 May 2011
Quarterly reports		Released on or about
– Quarter ended 31 March 2011		11 May 2011
– Quarter ended 30 June 2011		1 August 2011
– Quarter ended 30 September 2011		1 November 2011
– Quarter ended 31 December 2011		*16 February 2012

Approximate dates.

Dividends:

Dividend Number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Interim – number 108	10 August 2010	27 August 2010	10 September 2010	20 September 2010
Final – number 109	15 February 2011	4 March 2011	18 March 2011	28 March 2011
Interim – number 110	*2 August 2011	*19 August 2011	*2 September 2011	*12 September 2011

Proposed dates.

Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of line convertible bond and other debt facilities and other factors.

Withholding tax: On 21 February 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax has not been announced. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights: The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Options granted in terms of the share incentive scheme do not carry rights to vote.

Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Annual financial statements: Should you wish to receive a printed copy of our 2010 annual financial statements, please request same from the contact persons listed at the end of this report or on the company's website.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial Officer)

Non-Executive
T T Mboweni † (Chairman)
Dr T J Motlatsi † (Deputy Chairman)
F B Arisman #
R Gasant †
W A Nairn †
Prof L W Nkuhlu †
F Ohene-Kena +
S M Pityana †

* British # American
~ Australian † South African
\+ Ghanaian

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts

South Africa
Renee Swan
Mobile: +27 79 523 9714
Fax: +27 11 637 6400
E-mail: rswan@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

PRINTED BY INCE (PTY) LIMITED

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 303 229664
Fax: +233 303 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the resumption of production at AngloGold Ashanti’s mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on 19 April 2010 and as amended on 18 May 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 17, 2011

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary